ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
AUDIT OF THE
MINERAL RESOURCE ESTIMATE
FOR THE
PARRAL PROJECT

CHIHUAHUA STATE
MEXICO

December 15, 2010

Report By
William J. Lewis, BSc., P.Geo.
Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM
Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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APPENDIX

Appendix 1	Glossary of Mining Terms	At end of Report

List of Tables

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List of Figures

Figure 17.4	Cumulative Frequency Plot for Zinc (%) for the El Cometa Property	111

Figure 17.5	Cumulative Frequency Plot for Gold (g/t) for the San Juanico Property	112

Figure 17.6	Cumulative Frequency Plot for Silver (g/t) for the San Juanico Property	112

Figure 17.7	Cumulative Frequency Plot for Lead (%) for the San Juanico Property	113

Figure 17.8	Cumulative Frequency Plot for Zinc (%) for the San Juanico Property	113

Figure 17.9	Cumulative Normal Distribution Plot for Silver (g/t), El Cometa Property	117

Figure 17.10	Cumulative Normal Distribution Plot for Gold (g/t), El Cometa Property	117

Figure 17.11	Cumulative Normal Distribution Plot for Lead (%), El Cometa Property	118

Figure 17.12	Cumulative Normal Distribution Plot for Zinc (%), El Cometa Property	118

Figure 17.13	Cumulative Normal Distribution Plot for Silver (g/t), San Juanico Area	119

Figure 17.14	Cumulative Normal Distribution Plot for Gold (g/t), San Juanico Area	119

Figure 17.15	Cumulative Normal Distribution Plot for Lead (%), San Juanico Area	120

Figure 17.16	Cumulative Normal Distribution Plot for Zinc (%), San Juanico Area	120

Figure 17.17	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Silver (g/t) for the El Cometa and San Juanico Properties.	121

Figure 17.18	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Gold (g/t) for the El Cometa and San Juanico Properties	122

Figure 17.19	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Copper (%) for the El Cometa and San Juanico Properties.	122

Figure 17.20	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Lead (%) for the El Cometa and San Juanico Properties.	123

Figure 17.21	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Zinc (%) for the El Cometa and San Juanico Properties	123

Figure 17.22	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Silver (g/t) for the Hangingwall Cometa Vein and the La Estrella Vein	124

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Figure 17.23	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Gold (g/t) for the Hangingwall Cometa Vein and the La Estrella Vein.	124

Figure 17.24	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Copper (%) for the Hangingwall Cometa Vein and the La Estrella Vein	125

Figure 17.25	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Lead (%) for the Hangingwall Cometa Vein and the La Estrella Vein	125

Figure 17.26	Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Zinc (%) for the Hangingwall Cometa Vein and the La Estrella Vein	126

Figure 17.27	Section Interval of 100 m for the Parral Area	127

Figure 17.28	Swath Plot for Silver (g/t) for the El Cometa and San Juanico Properties using Geology Model	128

Figure 17.29	Swath Plot for Gold (g/t) for the El Cometa and San Juanico Properties using Geology Model	128

Figure 17.30	Swath Plot for Copper (%) for the El Cometa and San Juanico Properties using Geology Model	129

Figure 17.31	Swath Plot for Lead (%) for the El Cometa and San Juanico Properties using Geology Model	129

Figure 17.32	Swath Plot for Zinc (%) for the El Cometa and San Juanico Properties using Geology Model	130

Figure 17.33	Swath Plot for Silver (g/t) for the El Cometa and San Juanico Properties using Grade Model	130

Figure 17.34	Swath Plot for Gold (g/t) for the El Cometa and San Juanico Properties using Grade Model	131

Figure 17.35	Swath Plot for Copper (%) for the El Cometa and San Juanico Properties using Grade Model	131

Figure 17.36	Swath Plot for Lead (%) for the El Cometa and San Juanico Properties using Grade Model	132

Figure 17.37	Swath Plot for Zinc (%) for the El Cometa and San Juanico properties using Grade Model	132

Figure 17.38	Swath Plot for Silver (g/t) for the Hangingwall Cometa and La Estrella Veins	133

Figure 17.39	Swath Plot for Gold (g/t) for the Hangingwall Cometa and La Estrella Veins	133

Figure 17.40	Swath Plot for Copper (%) for the Hangingwall Cometa and La Estrella Veins	134

Figure 17.41	Swath Plot for Lead (%) for the Hangingwall Cometa and La Estrella Veins	134

Figure 17.42	Swath Plot for Zinc (%) for the Hangingwall Cometa and La Estrella Veins	135

Figure 17.43	Longitudinal Section showing the Resources for the El Cometa Vein	140

Figure 17.44	Longitudinal Section showing the Resources for the Hangingwall Cometa Vein	141

Figure 17.45	Longitudinal Section showing the Resources for the La Estrella Vein	142

1.0       SUMMARY

Micon International Limited (Micon) has been retained to provide an independent audit of the October, 2010, mineral resource estimate for the Parral Project located in the State of Chihuahua, Mexico and owned by Endeavour Silver Corp. (Endeavour Silver). This Technical Report is an update of the Micon’s previous Technical Report dated March 15, 2010, which constituted an audit of Endeavour Silver’s December 31, 2008, in-house mineral resource estimate conducted on the El Cometa property. The March, 2010, Technical Report was posted on the System for Electronic Document Analysis and Retrieval (SEDAR).

This report constitutes an audit of the October 27, 2010, mineral resource estimate conducted on the Parral Project by Endeavour Silver. Endeavour Silver’s mineral resource estimate is an in-house estimate based on further exploration conducted in 2009 and 2010. Micon’s audit was performed to ensure that the resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required by Canadian National Instrument 43-101 (NI 43-101).

The term “El Cometa property” refers to the El Cometa concession and “San Juanico property” refers to the Ampliacion de San Juanico, Dolores and El Jazmin concessions. These are the concessions on which Endeavour Silver conducted its exploration programs and resource estimates in 2007/2008 and 2010, respectively. The term “Parral Project” refers to the entire land package acquired or held by Endeavour Silver in the Parral area.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

1.1       PROPERTY DESCRIPTION

The El Cometa property consists of one roughly 19.6 hectare (ha) mineral concession and the San Juanico property consists of three mineral concessions totaling 17.1 hectares. The mineral concessions are bisected by a southwest trending highway that serves as access for the small mining city of Santa Barbara, about 20 km distant. The southern and eastern portions of the El Cometa property are beneath a residential district and surface access is restricted in those areas. The northern half of the Parral Project and the area to the west underneath which the vein dips are open ground.

The Parral Project is registered in the municipality of Hidalgo del Parral (Parral), a city of approximately 100,000 inhabitants in the southern portion of the State of Chihuahua, Mexico. The Parral Project concessions are approximately 4 km from the centre of Parral. The site is within the mining district of Parral, a roughly 10 km by 10 km area north and west of Parral. The mining district is further subdivided into sub-districts; Endeavour Silver’s Parral Project is part of the Nueva Minas sub-district, named for a small town built in 1645 around a thriving silver mining industry exploiting the Veta Colorada.

1.2       OWNERSHIP

Endeavour Silver acquired the El Cometa property in 2006 and it is part of the Parral exploration project. Endeavour Silver carried out three phases of surface exploration drilling from 2006 through 2008 on the Cometa property.

The El Cometa concession was held under a mining option agreement (Contrato de Explotacion y Opcion Minera) by Minera Plata Adelante, S.A. de C.V. (Minera Plata), a wholly-owned subsidiary of Endeavour Silver. The option agreement was signed on August 7, 2006. In August, 2009, Minera Plata exercised its purchase option by making the final option payment. Minera Plata currently holds a 100% undivided interest in the El Cometa concession.

On August 14, 2009, Endeavour Silver acquired an option to purchase the San Juanico property, located adjacent to the El Cometa concession.

The San Juanico mine property includes the Ampliacion de San Juanico, Dolores and El Jazmin concessions and covers an area of 17.1157 ha. These concessions straddle approximately 800 m of the mineralized San Juanico-Cometa vein structure to the north of and adjoining the El Cometa property.

Endeavour Silver can acquire a 100% interest in the San Juanico property by paying a total of US $130,000 in four installments over 18 months and a final payment 24 months after signing the option agreement. The final payment amount ranges from a minimum of US $300,000 to a maximum of US $1.9 million and is dependent upon the silver equivalent metal content of a NI 43-101 compliant mineral reserve and mineral resource estimate (excluding inferred resources). Only gold and silver grades will be used to calculate the silver equivalent based on the ratio of silver and gold prices.

Endeavour Silver has also entered into a joint venture agreement with the current owner of San Juanico to share in the development of and production from the properties during the 24-month option period. Endeavour Silver’s subsidiary Minera Plata has advanced the owner US $150,000 as a loan to rent or purchase mining equipment and supplies sufficient to redevelop the San Juanico mine back into small scale production. The loan is secured by a first mortgage on the San Juanico property. The parties shall participate in the profits and losses resulting from the operations that constitute the joint venture agreement on a 50:50 basis.

At present, the Parral Project consists of 4 mineral concessions. The mineral concessions vary in size and are nearly contiguous, with a total property area of 36.6693 ha. The annual 2011 concession tax for the Parral Project properties is estimated to be approximately 5,662 Mexican pesos (pesos), which is equal to about US $457 at an exchange rate of 12.40 pesos to US $1.00 dollar.

1.3       HISTORY

The city of Parral was established in 1600 with the first records in the archives dating to 1612. The first official register of mines, in the year 1632, is a volume of 485 pages.

In 1820, a commission was appointed to report on the condition of the mining region of Parral. The object of the inquiry was to provide information to support a project to reopen some of the mines which, two centuries previously, had produced a large amount of silver. While the plan failed, a large amount of historical information was obtained.

The principal mines in the Villa del Parral in 1820 were those in the hills nearest the villa. It was noted that, although the mines were rich, they were abandoned when the water table was reached due to the lack of proper equipment to pump the water and sink the shafts to the required depths.

Transportation was another problem for the Parral mining district and, prior to the advent of the railroad, ores were hauled by wagon to Jimenez and shipped from there to Socorro, New Mexico, El Paso, Texas or Mapimi, for treatment. In 1880, the Mexican Central line reached the state and in 1898 the Parral branch of the Mexican Central was completed, with branch lines built to service other mining camps and timber belts. However, with the exception of a few rich mining camps, the more mountainous districts of Chihuahua were not revived until the building of the Chihuahua and Pacific Railway, which was completed to Miñaca in 1900.

In 1905 and afterwards a number of smelters were built in the State of Chihuahua which reduced the high freight rates and smelting charges, making the mines more economic.

Records of the pre-1929 production are sporadic, although it is estimated that a few hundred million ounces of silver were produced during this period.

The district-wide production between 1929 and 1990 is reported to have been 24 Mt at an average grade of 200 g/t silver. If correct, this period would have produced approximately 150 million ounces (Moz) of silver.

Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara mine (6,000 t/d) owned by the Grupo Mexico and the San Francisco mine (3,000 t/d) owned by the Grupo Frisco. A number of smaller mines are being exploited in the area surrounding the El Cometa property.

1.4       GEOLOGY AND MINERALIZATION

The Parral mining district is in the heart of the Mexican silver belt. The geology of this belt is characterized by two volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western United States, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognized as a significant metallogenic province which has reportedly produced more silver than any other equivalent area in the world.

The Parral mining district is underlain by three packages of rocks, ranging from Cretaceous to Tertiary. The oldest is the Parral Formation, a deformed series of low-metamorphic grade marine sediments, intruded by hypabyssal andesites which are overlain by a Tertiary volcanic sequence named the Escobedo Volcanic group. It is likely that the hypabyssal intrusions are co-genetic with Escobedo Volcanics. Elsewhere in the Parral district, a quartz monzonite pluton intrudes the Parral Formation, but this has not been observed on the El Cometa concession.

1.5       EXPLORATION

Drilling commenced at the El Cometa property in December, 2006, after Endeavour Silver completed a survey of the old mine infrastructure, buildings and roads on the mineral concession. By the end of 2007, a total of 27 diamond drill holes had been completed for a total of 9,335.83 m. Endeavour Silver spent US $1,178,494 on exploration activities during the 2006 and 2007 work seasons.

The mineralization intersected by Endeavour Silver’s 2006 to 2007 drilling program on the El Cometa property is between 120 m and 430 m below surface over a 400 m strike length.

In 2008, Endeavour Silver conducted a limited surface diamond drilling program on the El Cometa property. The purpose of this program was to tighten up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. All of these in-fill holes intersected polymetallic mineralization and helped to further define the El Cometa vein system. Six holes totaling 1,800.20 m were completed in 2008, bringing the total to 33 holes and 11,136.03 m drilled by Endeavour Silver on the El Cometa property.

No exploration drilling was conducted on the property in 2009.

The San Juanico drilling program commenced in March, 2010, and was completed in July, 2010. The objective was to extend the resources on the El Cometa property onto the San Juanico property. Endeavour Silver believed that, if the current resources could be doubled, these properties could have sufficient critical mass to conduct a preliminary economic assessment. The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant.

Endeavour Silver commenced a Phase 1 exploration drilling program at San Juanico in the first quarter of 2010. A total of 9,000 m of drilling was planned at an estimated cost of US $1,543,500.

1.6       RESOURCE ESTIMATION FOR THE PARRAL PROJECT

The last mineral resource estimate conducted on the property was Endeavour Silver’s December 31, 2008, estimate which was audited by Micon with the results disclosed in a March, 2010, Technical Report. Subsequent to the December, 2008, estimate Endeavour Silver conducted work on the Parral Project in 2010. As a result of the most recent exploration program, Endeavour Silver prepared a new mineral resource estimate for the Parral Project. The new mineral resource estimate has been audited by Micon and has an effective date of October 27, 2010.

The Parral Project mineralization is polymetallic and, for this reason, each sampled intersection was assigned a value based on the estimated net smelter return (NSR). The economic assumptions used to calculate the NSR are summarized in Table 1.1. Metal prices were based on the budget numbers for gold and silver that Endeavour used for 2010 and the London lead and zinc prices in July, 2010. The metallurgical recovery is based on the metallurgical testwork described in Section 16. Endeavour Silver plans to produce zinc and lead concentrates for sale to a Mexican smelter, if the property is brought to production.

Table 1.1
Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

The cut-off NSR value for reporting mineral resources was based on a review of operating costs at existing Endeavour Silver operations. The review indicated that a total operating cost of approximately US $55/t, and a direct operating cost of approximately US $40/t, can be expected for Endeavour Silver’s Parral Project.

The mineral resource estimate for the Parral Project is summarized in Table 1.2.

Table 1.2
Summary of the Parral Project Mineral Resource Estimate as of October 27, 2010 (NSR Cut-off US $40/t)

Resource Category	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)
Indicated	1,631.0	49.39	0.90	0.15	2.87	2.86	75.38
Inferred	1,302.9	63.47	0.88	0.20	2.55	2.28	73.77

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 27, 2010, mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Endeavour Silver can use the mineral resource estimate as a basis for further exploration and economic evaluation of the Parral Project.

Micon believes that currently no environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the Parral Project.

1.7       DEVELOPMENT AND OPERATIONS

The El Cometa property has been partially exploited from small-scale underground workings historically, but no surface or underground sampling information is available and there appears to have been no drilling conducted on the property prior to Endeavour Silver’s 2006 to 2007 program.

Two small mine shafts, San Juanico and Dolores, had a history of small-scale production down to a depth of 100 m and 150 m, respectively, with the upper mine levels until recently producing approximately 25 t/d of silver-rich lead-zinc-gold ore for processing at the nearby 500 t/d flotation plant owned by the Mexican government.

Prior to drilling in 2010, Endeavour Silver believed that the resource potential of the San Juanico property was substantial because the historic and recently producing mineralized veins on the San Juanico property appear to be simple extensions of the mineralized veins drilled on the adjacent El Cometa property. As was the case with El Cometa prior to its acquisition by Endeavour Silver, the mineralized veins at San Juanico had never been explored by drilling. The best model for the San Juanico-El Cometa mineralized vein system may be the La Esmeralda mine located only 2 km south of El Cometa along the same Esmeralda vein system.

1.8       CONCLUSIONS AND RECOMMENDATIONS

Micon has reviewed Endeavour Silver’s initial QA/QC protocols and generally agrees with them. It should be noted that, during the 2008 drilling program, standards were not immediately available and therefore were not inserted into the sample stream of the earlier drill holes. It is understood that Endeavour Silver undertook check analyses of the earlier samples prior to the current resource estimate.

Through acquiring the El Cometa and San Juanico properties, Endeavour Silver is in the position of having acquired properties in a historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The properties hold the potential for the discovery of mineralized deposits of similar character and grade as those exploited in the district in the past.

The Parral Project should be considered as a mid-stage exploration project upon which Endeavour Silver has begun to conduct further exploration and drilling in order to gain a better understanding of the nature and extent of the mineralization located on both the El Cometa and San Juanico properties, as well as on adjacent properties.

The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant. However, based on the results obtained from the 2010 drilling program, Endeavour Silver has decided to defer any further work on the Parral Project for the time being pending a further review of the project. Since Endeavour Silver is putting the Parral Project on hold pending a review, the only money budgeted for 2011 is the holding cost for the property plus any obligations as per its agreements with the vendors (Phase 1). However, Endeavour Silver may decide to conduct further work (Phase 2) comprised of a bulk sample, further metallurgical testing and a preliminary economic assessment. If Endeavour Silver decides to conduct further work, it has budgeted approximately US $500,000 to cover the Phase 2 program. Endeavour Silver’s budget to hold the Parral Project and fulfill any obligations and to conduct the Phase 2 program if it proceeds, is summarized in Table 1.3.

Table 1.3
Parral Property – Exploration Budget for 2011

Phase	Activity Description (units)	Units	Unit Cost (US $)	Total Cost (US $)
Phase 1	Consultants (days)	5	1,200	6,000
	Taxes and fees			1,000
	San Juanico option payment (February, 2011)	1	30,000	30,000
	Miscellaneous expenses			3,000
	Total			40,000
Phase 2	Bulk sample			100,000
	Metallurgical testing			200,000
	Preliminary assessment study			200,000
	Total			500,000
Phase 1 and Phase 2	Total (Both Phases)			540,000

Table supplied by Endeavour Silver Corp.

Micon recommends that Endeavour Silver conducts its review (Phase 1) as proposed, prior to determining whether or not to commit additional funds to exploration of the Parrel Project.

Micon agrees with the general direction of Endeavour Silver’s programs for the properties and recommends that desktop studies be conducted over the greater Parral region in search of opportunities to expand the land holding and resources. After auditing the geological models and mineral resource estimates generated by Endeavour Silver, Micon finds the methodology to be acceptable for use on the Parral Project and makes the following recommendations for improvements to be applied to future estimates:

1.	Validating the resource estimate by an alternative method of estimation will give greater confidence in the resource figures.

2.	Detailed geological modeling will result in improved variography and a better definition of the mineralization domains.

2.0       INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit of the resource estimate for the Parral Project in the State of Chihuahua, Mexico. This Technical Report is an update of the previous Micon Technical Report dated March, 2010, and posted on the System for Electronic Document Analysis and Retrieval (SEDAR).

This report constitutes an audit of the October 27, 2010, mineral resource estimate conducted on the Parral Project by Endeavour Silver. Endeavour Silver’s mineral resource estimate is an in-house estimate based on further exploration conducted in 2010, subsequent to the earlier resource estimate prepared as of December 31, 2008, and discussed in the Technical Report of March, 2010. Micon’s audit was conducted to ensure that the October, 2010, mineral resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required by Canadian National Instrument 43-101 (NI 43-101).

The geological setting of the property, mineralization style and occurrences, and exploration history were described in a report that was prepared by SRK (2008) and in various government and other publications listed in Section 21 “References”. The relevant sections of those reports are reproduced herein.

The term “El Cometa property” refers to the El Cometa concession and “San Juanico property” refers to the Ampliacion de San Juanico, Dolores and El Jazmin concessions. These are the concessions on which Endeavour Silver conducted its exploration programs and resource estimates in 2007/2008 and 2010, respectively. The term “Parral Project” refers to the entire land package acquired or held by Endeavour Silver in the Parral area.

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Table 2.1 is a list of the various abbreviations used throughout this report. Appendix 1 contains a glossary of mining terms.

Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
ALS-Chemex	ALS	Million tonnes	Mt
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Minera Plata Adelante S.A. de C.V.	Minera Plata
Day	d	North American Datum	NAD
Degree(s)	o	Net present value	NPV
Degrees Celsius	[o]C	Net smelter return	NSR
Digital elevation model	DEM	Not available/applicable	n.a.
Dirección General de Minas	DGM	Ounces	oz
Dollar(s), Canadian and US	$, CDN $ and US $	Ounces per year	oz/y
Endeavour Gold S.A de C.V.	Endeavour Gold	Parts per billion	ppb
Endeavour Silver Corp	Endeavour Silver	Parts per million	ppm
Gram(s)	g	Percent(age)%
Grams per metric tonne	g/t	Quality Assurance/Quality Control	QA/QC
Greater than	>	Second	s
Hectare(s)	ha	Servicio Geologico Mexicano	SGM
Industrias Peñoles S.A. de C.V.	Peñoles	Specific gravity	SG
Internal rate of return	IRR	SRK Consulting	SRK
Kilogram(s)	kg	System for Electronic Document Analysis and Retrieval	SEDAR
Kilometre(s)	km	Système International d’Unités	SI
Less than	<	Tonne (metric)	t
Litre(s)	L	Tonnes (metric) per day	t/d
Metre(s)	m	Tonnes (metric) per month	t/m
Mexican Peso	Peso	Universal Transverse Mercator	UTM
Micon International Limited	Micon	Year	y

The review of the Parral Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver and/or Minera Plata Adelante, S.A. de C.V. (Minera Plata). The review of the October, 2010, mineral resource estimation parameters was conducted both during the site visit to the Parral Project in June, 2010, and during the audit of the resource estimate undertaken in October, 2010.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

The Qualified Persons responsible for the preparation of this report and the audit of the resource estimate on the Parral Project are Messrs. William J. Lewis, B.Sc., P. Geo. and Charley Z. Murahwi, P. Geo., MAusIMM, both of whom are senior geologists with Micon based in Toronto, and Dibya Kanti Mukhopadhyay, MAusIMM, a senior mineral resource geologist with Micon based in Norwich, United Kingdom. Ms. Jenifer Hill, R.P.Bio., a senior environmental scientist with Micon based in Vancouver, also visited the Parral Project in June, 2010.

Messrs. Murahwi and Mukhopadhyay visited the Parral Project in June, 2010, where geology, drill core and surface facilities were inspected, and the initial review of the database, Quality Assurance/Quality Control (QA/QC) protocols and block model for the resource estimate was performed.

The June, 2010, site visit by Messrs. Murahwi and Mukhopadhyay was Micon’s second site visit to the Parral Project. Mr. Thomas C. Stubens, M.A.Sc., P.Eng., a senior geologist with Micon based in Vancouver, conducted the first visit in January, 2010, in connection with the audit of the December, 2008, resource estimate.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

3.0       RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

Micon briefly reviewed the results of a previously published audit of a resource estimate completed by SRK in March, 2008, for Endeavour Silver. The March, 2008, resource estimate was then superseded by a new resource estimate which was completed by Endeavour Silver in January, 2009, but has an effective date of December 31, 2008. The December 31, 2008, estimate conformed to the presently accepted industry standards and definitions for resource estimates and was compliant with the CIM definitions, as required by NI 43-101. The December 31, 2008 mineral resource estimate was the subject of an audit by Micon and the results were published in a March, 2010, Technical Report. The December, 2008, resource estimate has now been superseded by the estimate discussed herein, which has an effective date of October 27, 2010.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the project data from previous operators and Endeavour Silver’s exploration experience on the Parral Project in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the Parral Project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The maps and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs taken by the authors of this report during their visits to the site. If the illustrations or tables are derived from other sources, the source is acknowledged below the figure or table.

4.0       PROPERTY DESCRIPTION AND LOCATION

4.1       EL COMETA PROPERTY

The El Cometa mining concession is registered in the municipality of Hidalgo del Parral (Parral), a city of approximately 100,000 inhabitants in the southern portion of the State of Chihuahua, Mexico (Figure 4.1) . The El Cometa concession is approximately 4 km from the centre of Parral. The site is within the mining district of Parral, a roughly 10 km by 10 km area north and west of Parral. The mining district is further subdivided into sub-districts; El Cometa is part of the Nueva Minas sub-district, named for a small town built in 1645 around a thriving silver mining industry exploiting the Veta Colorada.

Latitude and longitude for the city of Parral are 26º 56’ 29.88”S and 105º 42’45.26”W.

The El Cometa property consists of one roughly 19.6 hectare (ha) mineral concession. The mineral concession is bisected by a southwest trending highway that serves as access for the small mining city of Santa Barbara, about 20 km distant. The El Cometa property is part of the Parral Project.

The southern and eastern portions of the El Cometa property are beneath a residential district and surface access is restricted in those areas. Figure 4.2 illustrates the El Cometa mineral concession boundaries along with the surface expression of the vein and other existing features.

While the presence of a number of existing surface features may affect the choice of where access to the deposit could be gained, it is not expected to severely restrict the potential mining of the deposit. However, any potential mine plan would have to consider the limits to which mining can be done close to the surface beneath the built up areas.

The El Cometa property was previously held under a mining option agreement (Contrato de Explotacion y Opcion Minera) by Minera Plata Adelanta S.A. de C.V. (Minera Plata), a wholly-owned subsidiary of Endeavour Silver. The registered owner of the El Cometa concession was Sr. Horacio Rascón Chávez. The mineral concession is defined by pillar coordinates provided in Table 4.1. The original option agreement was signed on August 7, 2006 and the option payment details are contained in Table 4.2.

In August, 2009, Minera Plata exercised its purchase option by making the final option payment. Minera Plata currently holds a 100% undivided interest in the El Cometa concession.

Figure 4.1
Location Map for the El Cometa Property (Parral Project) in the Municipality of Hidalgo del Parral (Parral)

Figure 4.2
El Cometa Mineral Concession Boundaries and Surface Features

420250-E
420500-E
420750-E
2981000-N
2980750-N
2980500-N
2980250-N
2980000-N
NORTH
SCALE
Meters
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
VEINS
ROADS
DOLORES CLAIM
EL JAZMIN CLAIM
AMPLIACIÓN SAN JUANICO CLAIM
SAN JUANICO SHAFT
EL COMETA VEIN
EL COMETA SHAFT
EL COMETA CLAIM

Figure supplied by Endeavour Silver Corp.

Table 4.1
El Cometa Mineral Concession Coordinates

Station	UTM Coordinates (m)
	Easting	Northing
1	429,234	2,980,390
2	429,332	2,980,390
3	429,339	2,980,365
4	429,428	2,980,390
5	429,634	2,980,390
6	429,634	2,979,890
7	429,257	2,979,890
8	429,257	2,980,031
9	429,234	2,980,031

Table obtained from Endeavour Silver Corp.

Table 4.2
El Cometa Mineral Concession Option, Schedule of Option Payments

Title No.	File No.	Hectares	Contract Start Date	Payment Schedule	Payments ($US)	Paid
215021	16/28233	19.5536	8/7/2006	8/7/2006	30,000	Yes
				2/6/2007	40,000	Yes
				8/6/2007	50,000	Yes
				2/6/2008	50,000	Yes
				8/6/2008	80,000	Yes
				8/6/2009	100,000	Yes
				Total	350,000

Table obtained from Endeavour Silver Corp.

4.2       SAN JUANICO PROPERTY

On August 14, 2009, Minera Plata signed a mining exploration and option to purchase agreement on the San Juanico property, located adjacent to the El Cometa concession. The San Juanico property includes the Dolores, Ampliacion de San Juanico and El Jazmin concessions which cover a total area of 17.1157 ha. The mineral concessions comprising the San Juanico properties are listed in Table 4.3. Figure 4.3 shows the location of the San Juanico property relative to the El Cometa mineral concession boundaries. The registered owner of the San Juanico property is Sr. Eloy Herrera Martínez.

As part of the consideration for the option, Endeavour Silver is required to make regular cash payments totaling US $130,000 over the initial 18 months of the mining, exploration and option agreement. The schedule of option payments is summarized in Table 4.4. A subsequent final payment, described below, is also required before Endeavour Silver obtains 100% ownership of the San Juanico property.

Figure 4.3
San Juanico and El Cometa Properties, Mineral Concession Boundaries and Surface Features

Table 4.3
San Juanico Property Mineral Concessions

Mineral Concession Name	Certificate Number	Area (hectares)
Dolores	152815	5.3212
Ampliación de San Juanico	165983	8.8000
El Jazmin	185286	2.9945
Total		17.1157

Table obtained from Endeavour Silver Corp.

Table 4.4
San Juanico Property Option, Schedule of Option Payments

Payment Schedule	Payments ($US)	Paid
8/14/2009	40,000	Yes
2/14/2010	30,000	Yes
8/14/2010	30,000	Yes
2/14/2011	30,000	---
Total	130,000

Table obtained from Endeavour Silver Corp.

When all of the initial option payments have been made, Endeavour Silver shall arrange for an independent engineering firm to prepare a estimation or assessment of the Measured and Indicated Resources (but not the Inferred Resources), as well as the Proven and Probable Reserves contained on the San Juanico mineral concessions. The estimate or assessment shall comply with the requirements set forth in NI 43-101. Twenty-four months after the date of signing the mining exploration and option agreement, Minera Plata is required to make a final payment which shall be determined based on that estimate or assessment.

The final payment shall be US $1,900,000 if the Measured and Indicated Resources (but not Inferred Resources) and Proven and Probable Reserves total an equivalent of 50 Moz of silver or more. Only silver and gold grades will be used to estimate the silver equivalent ounces. If the total resource and reserve estimate is lower than 50 Moz of silver equivalent, then the final payment shall be determined as set forth in Table 4.5. After the final payment is made, Minera Plata shall own a 100% undivided interest in the San Juanico property.

Endeavour Silver has also entered into a joint venture agreement with Sr. Eloy Herrera Martínez to share in the development of and production from the San Juanico property during the 24-month mining exploration and option to purchase period. Endeavour Silver has advanced the owner US $150,000 as a loan to rent or purchase mining equipment and supplies sufficient to redevelop the San Juanico mine back into small-scale production. The loan is secured by a first mortgage on the San Juanico property. The parties shall participate in the profits and losses resulting from the operations that constitute the joint venture agreement on a 50:50 basis.

Table 4.5
Final Payment Schedule Based on Number of Silver Equivalent Ounces in Resources and Reserves

Number of Silver Equivalent Ounces in Resources and Reserves	Final Cash Payment ($US)
40 to 50 million ounces silver equivalent	1,500,000
30 to 40 million ounces silver equivalent	1,200,000
20 to 30 million ounces silver equivalent	900,000
10 to 20 million ounces silver equivalent	600,000
Less than 10 million ounces silver equivalent	300,000

Table obtained from Endeavour Silver Corp.

4.3       MINERAL TENURE

Endeavour Silver holds the Parral Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its 100% owned subsidiary Minera Plata. At present, the project is comprised of 4 mineral concessions. See Figure 4.3 for a concession map of the Parral Project and Table 4.6 for relevant information regarding the individual concessions. The mineral concessions vary in size and are nearly contiguous, for a total property area of 36.6693 ha. The annual 2011 concession tax for the Parral Project properties is estimated to be approximately 5,662 Mexican pesos (pesos), which is equal to about US $457 at an exchange rate of 12.40 pesos to US $1.00 dollar.

Table 4.6
Parral Project Mineral Concessions Controlled By Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2011 Annual Taxes (Pesos)
		From	To		1st Half	2nd Half
El Cometa	215021	29/01/02	28/01/52	19.5536	1,298	1,298
Dolores	152815	19/12/91	18/12/41	5.3212	622	622
Ampliación de San Juanico	165983	24/04/90	23/04/40	8.8000	561	561
El Jazmin	185286	11/12/86	10/12/36	2.9945	350	350
	TOTALS			36.6693	2,831	2,831

Table obtained from Endeavour Silver Corp.

4.4       MEXICO MINERAL CONCESSIONS - GENERAL

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and could be converted to exploitation concessions thereafter. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is now only one type of mining concession. Therefore, as of that date, there is no distinction between exploration and exploitation concessions on all new titles granted. All mineral concessions are now granted for a 50-year period and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and that the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

Endeavour Silver’s lawyers consider that Endeavour Silver is current in meeting the legal obligations and requirements of Mexican mining and environmental laws and regulations, including assessment work, property taxes and operating permits.

Minera Plata also reports that it is in compliance with the monitoring of environmental aspects applicable to safety, hygiene and environmental standards.

In addition to the mineral rights, Endeavour Silver has agreements with private surface owners that provide access for exploration and exploitation purposes. These include an agreement with the local Ejido (La Almanceña) for the temporary surface access rights to certain land for the purpose of exploration in potential mining blocks covered by the mining concessions. In consideration, Endeavour Silver will pay an annual fee of 10,000 Mexican pesos which will increase by the rate of inflation plus 2% for a term of 15 years.

Endeavour Silver has also been granted permission by the Colegio de Bachilleres del Estado de Chihuahua (COBACH) for occupation of the property to drill in the south Juanico and El Cometa areas. To obtain this permission, Endeavour Silver was required to purchase some supplies for the newly constructed school in Parral.

In order to begin an exploration program on an exploitation concession upon which no substantial mining has been conducted, Endeavour Silver was required to file a “Notice of Initiation of Exploration Activities” with the Mexican authorities to inform them of the scope and environmental impact of the exploration work. In addition, other permits, such as a permit to use the local municipal garbage dump, may be required.

In March, 2010, Endeavour Silver filed a notice of the commencement of exploration activities on the San Juanico concessions with the Mexican authorities (SEMARNAT) in Chihuahua.

Any current mining activity on the properties is being conducted by Sr. Eloy Herrera Martinez. There are buildings, machinery, underground workings, historic building foundations and historic tailings on the properties, as shown in Figure 4.4. According to the August 14, 2009, signed Option Agreement, Minera Plata is not responsible for any environmental liabilities on the properties.

Figure 4.4
Existing Mining Works on the Parral Project Property

5.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The city of Parral can be accessed on a well-maintained paved highway from the city of Chihuahua by travelling 38 km westward on MEX 16D to Cuauhtémoc and then southward some 200 km on MEX 24. This is approximately a 2.5 -hour drive. The El Cometa property is 4 km west of Parral on the road to Santa Barbara. The city of Parral is well maintained with numerous hotels, restaurants and other services. Another route would be to drive on MEX 49 northwest from the city of Torreón to the city of Jiménez and then westward on MEX 45 to Parral. Both Chihuahua and Torreón have international airports with daily flights to the US and Mexico City, as well as other Mexican destinations. See Figure 5.1 for a view of the surface exposure of the El Cometa vein with the city of Parral in the background.

Figure 5.1
Surface Exposure of the El Cometa Vein with the City Parral in the Background

The location of the Parral Project is excellent due to its proximity to Parral and Chihuahua City. Most of the supplies and labour required for any mining operation would be brought in from either of these cities. The area has a long tradition of mining and there is an ample supply of skilled personnel sufficient for both potential underground mining operations and surface facilities.

Power supply to the El Cometa property and the entire Parral Project is provided by the National Grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications.

A creek runs from northwest to southeast across the license area. Water required for diamond drilling is supplied from the dewatering of local mines. The Esmeralda process plant uses water pumped from the Esmeralda mine; the water table is reasonably close to surface at 1,400 to 1,500 m above sea level.

Endeavour Silver has provided limited housing for staff during its exploration programs.

The historical El Cometa mine shaft is located on site and some of the historical surface workings lie approximately 100 m beyond the concession boundary to the north, while the San Juanico mine shaft is a further 100 m to the north.

An old office located at the Esmeralda mine, south of Parral, was used in the past by Endeavour Silver as its exploration field office. On this site, in 1967, the Federal Finance Ministry of Mexico, in coordination with the Mining Development Commission, installed the public service flotation plant Patronato Pro Desarrollo Minero de la Region de Parral (Association for the Mining Development of the Parral region) to support the small miners of the area. Currently this government owned mill and flotation plant is operating under the management of Sr. Gustavo Duran at a rate of 350 t/d. The material for the processing plant is derived from a number of small mines in the area. The lease arrangement between Sr. Gustavo Duran and the Servicio Geologico Mexicano (SGM) for the government mill and flotation plant in Parral was set to expire in 2009. SGM is currently in discussions with Sr. Duran and other parties, including Endeavour Silver, regarding the future of this facility.

The plant location is shown in Figure 5.2.

Figure 5.2
Location of the Endeavour Silver Offices and Esmeralda Plant

6.0       HISTORY

6.1       GENERAL MINING AND EXPLORATION HISTORY

The city of Parral was established in 1600 with the first records in the archives dating to 1612. The first official register of mines, in the year 1632, is a volume of 485 pages.

In 1820, a commission was appointed by Sr. José Ramon Mila de la Roca to report on the condition of the mining region of Parral. The object of the inquiry was to provide Sr. Del la Roca with the facts to support a project to reopen some of the mines which, two centuries previously, had produced a large amount of silver. While the plan failed, a large amount of historical information was obtained. In 1902, a historical overview of the Parral mining district was included in Volume 32 of the “Transactions of the American Institute of Mining Engineers”, from which the following extract is quoted:

“Gold-ores had been found and mined in Santa Barbara as early as 1600. The settlement of Santa Barbara took place in 1556, before the discovery of its mineral wealth. By the year 1600 it had a population of 7,000 miners, and in 1620 there were, in the entire district, 700 water-powered arrastres, producing from 12 to 14 ounces of gold from a load of 12 arrobas (300 lbs) of ore. In 1632, the deputation of the mines of the Parral and the government of the Villa were incorporated and charged with the duty of keeping the archives.”

“In 1634, the provincial bank was founded by order of the Marquis of Sinaloa in consequence of a report made to him by the Governor, Don Gonzalo Gomez de Cervantes, of the discovery of mines of great richness to be worked by amalgamation and smelting. The value went as high as a mark and a half per quintal (about 12 ounces to 100 lbs), and many establishments for treating the ore were built.”

“In 1645, ores were taken by cart from Parral to Cuencamé, the freight being 7 reals per quintal. The decay of the mines was felt seriously in 1648, the ores being poor and many mines abandoned. More than two-thirds of the miners had gone away.”

“Between 1641 and 1649, 569,741 marks of silver were stamped in the office of the Official Assayer. A census taken in 1649 shows that the mines in Santa Barbara contained only 176 persons of all ages and both sexes and in San Diego de Minas 72 persons besides domestics and miners. From 1641 to 1688, 883,213 marks of silver were stamped in the Assayers office.”

“In the latter part of the eighteenth century an enterprising individual worked the mines with such diligence that he is said to have left Parral with a million pesos, but left the mines in a ruined state. Work continued to 1820 in a desultory way. The value of the ore in the mines of Parral was 12 ounces (Av.) to 300 lbs., and anything less than this was not profitable.”

In 1820, the principal mines in the Villa del Parral were those in the hills nearest the villa. It was noted that, although the mines were rich, they were abandoned when the water table was reached due to the lack of proper equipment to pump the water and sink the shafts to the required depths.

Transportation was another problem for the Parral mining district and, prior to the advent of the railroad, the ores were hauled by wagon to Jimenez and shipped from there to Socorro, New Mexico, El Paso, Texas or Mapimi, for treatment. In 1880, the Mexican Central line reached the state. Indeed, transportation was so costly that Flippin, in his 1889 work entitled “Sketches from the Mountains of Mexico”, noted that “in these parts nearly all the mining supplies come from San Francisco, shipped either by steamer to Mazatlan or to El Paso, Texas, by rail, and from thence down the Mexican Central Railroad to Jimenez, and thence hauled to Parral, from which it is packed into the mountains. The freight per ton costs from one hundred and twenty to one hundred and forty dollars. Often the freight and duties exceed the prime cost. You will see it requires an excellent producing property to meet these heavy charges.”

Flippin also noted that “from the mountains all bullion is packed to Culiacan or to Parral, from which latter point it is taken by stage to Jimenez, and from thence by the Mexico Central Railroad to the mint in Chihuahua. The bullion in bars is securely fastened upon the backs of mules, placed in charge of some trusty man, who takes with him well-armed guards sufficient in numbers to repel any assaulting party. Sometimes with only two or three men he will carry out ten or fifteen thousand dollars, and return with the same escort, bringing in from five to ten thousand dollars in coin. Strange to say it is very rare, indeed, that these trains are ever molested.”

In 1898, the Parral branch of the Mexican Central was completed, with branch lines built to service other mining camps and timber belts. However, with the exception of a few rich mining camps, the more mountainous districts of Chihuahua were not revived until the building of the Chihuahua and Pacific Railway, which was completed to Miñaca in 1900.

In 1905 and afterwards a number of smelters were built in the State of Chihuahua which reduced the high freight rates and smelting charges, making the mines more economic.

Southworth, in his 1905 work entitled “Las Minas de Mexico”, noted that “there are several parallel veins in Parral, and all of them are very strong and well defined.” “The famous Veta Colorada is the principal vein. It has an average width of about 300 ft, and can be traced on the surface for a distance of over ten miles from north to south. The San Patricio and Refugio veins are also of unusual size, and have been, and are still, heavy producers of valuable ores.”

Records of the pre-1929 production are sporadic, although it is estimated that a few hundred million ounces were produced during this period. Table 6.1 summarizes the production of the mines in the Parral district in November, 1901.

Table 6.1
Summary of the Production from the Mines in the Parral District (November, 1901)

Mine	Mineral	Tons, Mill	Tons, Export
Quebradillas	Silver	------	500
Preseña	Silver	2,500	400
Alfareña
Morena
Los Muertos	Silver	1,200	1,000
Refugio	Silver	------	800
Sierra Madre	Silver	600	------
Santa Ana	Silver	------	250
Palmilla	Gold	800	800
Sayñas	Silver	------	800
Buena Vista	Silver	------	500
Cerro Colorado	Silver	500	200
Mary	Silver	------	------
Jesus Maria	Silver	800	400
San Patricio	Silver	500	------
Rebariche	Silver	200	------
Iguana	Silver	300	------
Trinidad	Silver	250	------
Tajo	Silver	------	800
San Antonio Caldas	Silver	200	------
San Cristobal	Silver	400	------
San Vicenti	Silver	500	------
La Union	Silver	1,800	------

Table derived from Dominguez, H., 1902.

In the mid-1900s, private mining interests operated the Esmeralda mine, located 2 km south of the El Cometa property. A total of 4 Mt of ore grading 6% lead-zinc, 100 g/t silver and 0.5 g/t gold was reportedly produced over a strike length of 1.2 km and to a depth of 650 m. The old El Cometa mine was developed on three mine levels to 75 m in depth on the same vein as the Esmeralda mine.

The district-wide production between 1929 and 1990 is reported to have been 24 Mt at an average grade of 200 g/t silver. If correct, this period would have produced approximately 150 million ounces (Moz) of silver.

Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara mine (6,000 t/d) owned by the Grupo Mexico and the San Francisco mine (3,000 t/d) owned by the Grupo Frisco.

Directly north of the El Cometa property, on the same mineralized structure, the San Juanico mine is being exploited at a production rate of 50 t/d. The La Esmeralda mine, located 2 km south of El Cometa, has been operating since the mid-1900s and is currently operating at an undisclosed, but small, daily production rate. The Tres Arbolitos is a third mine operating in the Nuevas Minas sub-district, approximately 2 km east of El Cometa, on a vein that splays southward from the Veta Colorado. The Tres Arbolitos mine produces approximately 150 t/d, with processing at the La Esmeralda mill. A fourth mine is operating southeast of the Veta Colorado on the La Palmillas vein and is producing between 50 and 75 t/d which is also processed at the Esmeralda plant.

The Parral Project has been partially exploited from small scale underground workings, but no surface or underground sampling information is available and there appears to have been no drilling conducted on the property prior to Endeavour Silver’s 2006 to 2007 program.

Figure 6.1 is a view of the El Cometa property, Parral Project.

Figure 6.1
A View of the El Cometa Property, Parral Project.

6.1.1       Endeavour Silver’s 2006 to 2008 Drilling Program

Layne Drilling commenced work at the El Cometa property in December, 2006, after Endeavour Silver completed a survey of the old mine infrastructure, buildings and roads on the mineral concession. By the end of 2007, a total of 27 diamond drill holes had been completed for a total of 9,335.83 m. Endeavour Silver spent US $1,178,494 on exploration activities during the 2006 and 2007 work seasons.

In December, 2007, Endeavour Silver commenced an in-fill drilling program which was completed in March, 2008. Diamond drilling was conducted by Perforaciones Godbe de Mexico, S.A. de C.V. (Perforaciones Godbe), a wholly-owned subsidiary of Colorado, USA-based Godbe Drilling LLC (Godbe). Endeavour Silver drilled 6 additional holes (CM13-5, CM13-6, CM14-4, CM14-5, CM15-4 and CM15-5). The purpose of this program was to tighten up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. All of these in-fill holes intersected polymetallic mineralization and helped to further define the El Cometa vein system.

A total of 1,800.20 m were completed during 2008, for a grand total of 33 holes and 11,136.03 m being drilled on the El Cometa property.

In 2008, Endeavour Silver spent US $429,669 on exploration activities on the Parral Project.

All Parral drill core from the 2006 to 2008 drilling programs has been moved to a secure core storage facility at Endeavour Silver’s Guanaceví mine in Durango.

The drilling used a combination of HQ and NQ core diameters with the holes typically drilled from the hangingwall, perpendicular to and passing through the target structure, into the footwall. Drilling was designed for intercept angles greater than 35° and most were between 45° and 90°.

The drill set-up was surveyed for azimuth, inclination and collar coordinates and there was daily scrutiny and coordination with the drill crew by the Endeavour Silver geologists. At or near the targeted depth, the hole was surveyed using a Reflex down-hole multi-shot instrument. The readings were taken at an approximate depth of 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar.

The drill core was collected daily and transported to the core logging facility where it was laid out, measured, logged for geotechnical and geological data and marked for sampling.

Mineralized core was sampled at intervals less than or equal to 1.5 m in length, which were selected by Endeavour Silver geologists to represent the various individual styles of mineralization. A total of 1,846 samples were submitted from the 2006 and 2007 drilling program. Depending on the competency of the core, it was either cut in half with a diamond saw or split with a pneumatic core splitter. Samples were bagged and tagged at the Parral field office and then shipped for analysis.

Samples were originally shipped to Endeavour Silver’s Metalurgica Guanaceví laboratory in Guanaceví for analysis, but the laboratory was later changed to BSI-Inspectorate in Durango, where samples were analyzed by fire assay (gravimetric finish) for silver and gold, and by ICP analyses for lead, zinc and copper. In February, 2007, following logistical and analytical problems with BSI Inspectorate, Endeavour Silver changed to SGS Mineral Services (SGS) in Durango.

In July, 2007, following substandard service, Endeavour Silver changed laboratories again to ALS-Chemex (ALS) in Chihuahua for sample preparation and ALS-Chemex in Vancouver, Canada, for analysis. Earlier mineralized samples were resubmitted to ALS, so that, all samples inside the SRK resource model have assay results from ALS.

SRK noted in its 2008 Technical Report that were several instances of samples where the ALS results were very different from the original assay results, which suggested a mix up of sample numbers in the sample storage, retrieval by the original laboratories, or in the ALS receiving process. In most instances, SRK noted that it was possible to determine which samples had been mixed up, using original assay results and visual assessment of the drill core as confirmation. With SRK’s approval, Endeavour Silver geologists were able to reassign ALS assay results to their original position in the drill holes. SRK noted that, while this procedure is not ideal, the mineralization style is such that visual estimation of grade is possible and, therefore, the reassignment of mixed assay results to their original positions is at relatively low risk to the integrity of the data quality used for resource estimation.

A batch of mineralized sample pulps returned by ALS was renumbered and resubmitted to ALS with sufficient Quality Control samples to ensure confidence in the 2006 to 2007 sample assay results.

Gold and silver grades are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper grades are determined by AA using a 50 g nominal pulp sample weight. The pulps are also subjected to aqua regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis.

Endeavour Silver also conducted density determinations on the core, as well as submitting 15 core samples to the SGS-Lakefield laboratory in Durango, Mexico, for independent testing. The results of this work are contained in the March, 2008, SRK Technical Report and will not be discussed further here.

The mineralization intersected by Endeavour Silver’s 2006 to 2008 drilling program on the El Cometa property is between 120 m and 430 m below surface over a 400 m strike length. Table 6.2 summarizes the location, direction and depth data for the drill holes and Figure 6.2 is a plan of the site and the drill hole collars and traces. Figure 6.3 indicates the intersection of the drill holes with the El Cometa vein on a west-looking vertical longitudinal projection; also depicted are the interpreted vein intersection with Endeavour Silver’s concession boundary, the El Cometa and neighbouring San Juanico mine workings.

A summary of all the drilling intersections from 2006 to 2007 is provided in Table 6.3. A summary of all of the 2008 drilling intersections is provided in Table 6.4.

Table 6.2
Summary of Endeavour Silver’s 2006 to 2008 El Cometa Property Drill Program

Hole	North (Y)	East (X)	Elevation (Z)	Azimuth (°)	Dip (°)	Hole Diameter	Total Depth (m)
CM11-1	2,980,347.77	429,215.04	1,787.39	90	-65	HQ-NQ	404.1
CM12-1	2,980,323.38	429,377.10	1,781.41	90	-64	HQ	173.3
CM12-2*	2,980,323.38	429,377.10	1,781.10	90	-83	NQ	189.33
CM13-1	2,980,272.85	429,311.58	1,782.13	90	-50	HQ	245.85
CM13-2	2,980,272.85	429,311.58	1,782.13	90	-63	HQ	319.40
CM13-3	2,980,272.80	429,310.61	1,782.17	90	-86	HQ-NQ	386.90
CM13-4	2,980,292.81	429,297.16	1,782.29	90	-74	HQ	339.00
CM13-5	2,980,273	429,311	1,782	90	-78	HQ	325.90
CM13-6	2,980,262	429,328	1,782	90	-45	HQ	214.35
CM14-1	2,980,222.91	429,341.47	1,781.49	90	-48	HQ	228.60
CM14-2	2,980,222.89	429,307.38	1,783.62	90	-74	HQ	366.85
CM14-3	2,980,222.13	429,163.84	1,787.34	90	-68	HQ	500.10
CM14-4	2,980,223	429,293	1,784	90	-78	NQ	400.00
CM14-5	2,980,223	429,339	1,781	90	-69	NQ	291.95
CM15-1	2,980,172.83	429,339.63	1,781.23	90	-66	HQ-NQ	306.35
CM15-2	2,980,172.82	429,339.26	1,781.31	90	-85	HQ-NQ	380.70
CM15-3	2,980,171.95	429,204.96	1,783.90	90	-77	HQ	494.65
CM15-4	2,980,173	429,340	1,781	90	-78	NQ	316.75
CM15-5	2,980,173	429,340	1,781	90	-54	NQ	251.25
CM16-1	2,980,123.51	429,233.07	1,782.20	90	-65	HQ-NQ	396.30
CM16-2	2,980,123.05	429,313.10	1,781.38	90	-70	HQ	302.40
CM17-1	2,980,123.63	429,314.31	1,780.84	130	-77	HQ-NQ	391.30
CM17-2	2,980,073.04	429,273.25	1,779.08	90	-61	HQ-NQ	359.30
CM17-3	2,980,073.30	429,322.80	1,778.75	90	-47	HQ	260.70
CM17-4	2,980,073.52	429,188.96	1,778.49	90	-75	HQ	456.05
CM18-1	2,980,022.53	429,252.74	1,776.42	90	-68	HQ-NQ	375.55
CM18-2	2,980,022.53	429,252.91	1,776.60	90	-60	HQ-NQ	368.30
CM18-3	2,980,023.29	429,283.29	1,776.36	90	-50	HQ-NQ	303.95
CM18-4	2,980,022.55	429,252.73	1,776.58	90	-77	HQ	429.80
CM19-1	2,980,021.64	429,253.68	1,775.63	120	-63	HQ-NQ	401.90
CM19-2	2,980,023.44	429,251.04	1,776.65	112	-71	HQ	422.35
CM19-3	2,980,074.00	429,321.69	1,778.55	132	-56	HQ	319.90
MX-1	2,980,172.08	429,339.20	1,781.37	165	-59	HQ	212.90
						TOTAL	11,136.03
*SRK noted that drill hole CM12-2 was drilled in December, 2007 and was not used in the El Cometa project resource estimate.

Table derived from the SRK, March, 2008 and Micon March, 2010, Technical Reports.

Figure 6.2
Plan of Endeavour Silver’s 2006 to 2008 El Cometa Property Drilling

N
CROSS SECTION 3
CROSS SECTION 4
0
100
200m
CROSS SECTION 5
LOTE
AMPLIACION SAN
JUANICO.
CROSS SECTION 6
CROSS SECTION 7
CROSS SECTION 8
2980500 N
2980500 N
CROSS SECTION 9
CROSS SECTION 10
CROSS SECTION 11
CROSS SECTION 11.5
CROSS SECTION 12
CROSS SECTION 13
CROSS SECTION 14
CROSS SECTION 15
CROSS SECTION 16
CROSS SECTION 17
CROSS SECTION 18
CROSS SECTION 19
CROSS SECTION 20
CM11-1
CM12-1
CM12-4
CM13-3
CM13-2
CM13-1
CM14-3
CM14-2
CM14-1
CM15-2
CM15-1
CM15-3
CM16-1
CM16-2
CM17-4
MX-1
CM17-1
CM17-2
CM 17-3
CM18-4
CM18-1
CM18-2
CM 18-3
CM19-2
CM19-3
CM19-1
LOTE
EL COMETA
URBAN ZONE
2980000 N
2980000 N

Figure 6.3
Vertical Longitudinal Projection of the 2006 to 2008 Drill Hole Intersection Points (Looking West)

Table 6.3
2006 to 2007 Significant Diamond Drilling Intersections for the El Cometa Property

Drill Hole	Vein	From (m)	Width* (m)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)	Copper (%)	Comments
CM11-1	La Estrella vein	178.3	2.5	0.3	0.1	0.2	77	0.01
	El Cometa vein	265.8	2.5	1.5	0.8	0.1	6	0.02
	Consuelo Breccia								CB pinches out
CM12-1	La Estrella vein								LEV pinches out up dip
	El Cometa vein	129.5	2.4	1.3	1.1	0.4	28	0.04
	Consuelo Breccia								CB pinches out
CM12-2	El Cometa	160.30	2.15	2.812	1.159	3.2	69	0.530
	Including	161.00	0.50	1.700	1.148	8.7	216	0.075
CM13-1	La Estrella vein								LEV pinches out up dip
	El Cometa vein	187.4	2.3	3.4	1.7	0.5	14	0.03
	Consuelo Breccia								CB pinches out
CM13-2	La Estrella vein								LEV pinches out up dip
	El Cometa vein	199.6	2.7	5.0	2.5	0.9	15	0.05
	Consuelo Breccia	232.4	2.6	0.8	0.3	0.1	5	0.01
CM13-3	La Estrella vein	111.9	3.3	1.9	1.4	0.9	24	0.06
	El Cometa vein	292.3	4.0	2.9	1.2	0.2	9	0.07
	Consuelo Breccia	342.3	3.9	0.1	0.3	0.2	30	0.13
CM13-4	La Estrella vein								LEV pinches out up dip
	El Cometa vein	225.8	4.2	4.5	1.9	0.2	10	0.05
	Consuelo Breccia								No assays - logged as waste

Drill Hole	Vein	From (m)	Width* (m)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)	Copper (%)	Comments
CM14-1	La Estrella vein								LEV pinches out up dip
	El Cometa vein	166.6	4.3	2.6	1.4	0.3	41	0.04
	Consuelo Breccia								CBx pinches out
CM14-2	La Estrella vein								LEV pinches out up dip
	El Cometa vein	263.1	3.7	1.0	3.5	3.1	51	0.17
	Consuelo Breccia	340.2	3.3	0.1	0.1	0.1	5	0.02
CM14-3	La Estrella vein	236.2	3.7	7.3	2.9	0.4	18	0.05
	Inc.	236.6	0.4	17.9	6.1	0.5	38	0.07
	Inc.	239.1	0.5	16.6	9.7	0.8	60	0.18
	El Cometa vein	416.7	3.0	0.3	0.3	1.8	22	0.12
	Consuelo Breccia	477.1	3.0	0.5	0.5	0.1	18	0.12
CM15-1	La Estrella vein								LEV pinches out up dip
	El Cometa vein	212.1	2.9	1.7	1.8	1.4	22	0.05
	Consuelo Breccia	258.1	2.6	0.0	0.0	0.1	5	0.01
CM15-2	La Estrella vein								LEV pinches out up dip
	El Cometa vein	300.6	8.9	3.0	5.4	1.0	50	0.21
	Consuelo Breccia	354.3	3.6	0.0	0.2	0.2	17	0.17
CM15-3	La Estrella vein	238.9	2.9	4.5	4.2	0.9	20	0.01
	El Cometa vein	447.2	4.3	2.4	2.6	0.2	81	0.38
	Consuelo Breccia	473.5	3.2	0.4	0.1	0.1	15	0.46
CM16-1	La Estrella vein	156.6	2.5	1.2	3.1	0.3	40	0.02
	El Cometa vein	319.7	2.5	3.5	1.8	0.2	15	0.11
	Consuelo Breccia	340.4	2.5	0.5	2.2	1.1	21	0.18
CM16-2	La Estrella vein								LEV pinches out up dip
	El Cometa vein	254.5	2.6	0.7	0.5	0.2	6	0.02
	Consuelo Breccia	273.9	2.7	2.7	2.1	0.6	16	0.07
CM17-1	La Estrella vein								LEV pinches out up dip
	El Cometa vein	300.9	2.9	4.3	2.8	1.5	23	0.10
	Consuelo Breccia	324.6	10.6	2.9	2.4	3.1	28	0.16
CM17-2	La Estrella vein	111.5	2.4	1.2	1.5	0.2	58	0.06
	El Cometa vein	278.8	2.4	0.4	0.5	0.3	6	0.06
	Consuelo Breccia	283.8	4.2	1.3	3.5	0.6	21	0.13
CM17-3	La Estrella vein
	El Cometa vein	210.9	2.2	1.2	1.0	0.1	8	0.01
	Consuelo Breccia	227.4	2.2	2.1	3.1	4.7	362	0.10
	Inc.	227.7	1.1	3.4	5.3	8.3	700	0.15
CM17-4	La Estrella vein	218.7	2.8	3.1	1.6	0.4	10	0.02
	El Cometa vein	406.8	5.1	0.4	3.0	3.5	47	0.01
	Consuelo Breccia	418.2	2.6	0.4	0.3	0.1	14	0.12
CM18-1	La Estrella vein	138.2	2.5	2.0	1.5	0.4	19	0.05
	El Cometa vein	328.3	3.5	3.5	4.4	15.3	36	0.36
	Consuelo Breccia	341.2	2.7	1.0	1.0	0.3	8	0.06
CM18-2	La Estrella vein	126.7	2.8	2.1	2.0	0.4	32	0.02
	El Cometa vein	303.6	4.5	6.5	5.1	0.8	115	0.25
	Inc.	305.3	0.9	15.8	3.8	0.8	58	0.07
	Consuelo Breccia	308.5	2.4	0.3	0.1	0.3	5	0.03
CM18-3	La Estrella vein	89.3	3.5	1.4	1.5	0.3	157	0.08
	El Cometa vein	251.7	2.9	1.3	2.4	1.9	38	0.06
	Consuelo Breccia	258.5	2.2	0.4	0.3	0.1	5	0.01
CM18-4	La Estrella vein	154.0	2.7	1.6	0.9	0.8	11	0.02
	El Cometa vein	364.3	2.7	1.6	0.8	0.2	5	0.07
	Consuelo Breccia	386.6	4.8	1.5	1.9	0.2	87	0.76

Drill Hole	Vein	From (m)	Width* (m)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)	Copper (%)	Comments
CM19-1	La Estrella vein	129.4	2.6	3.6	2.2	0.2	58	0.03
	El Cometa vein	327.9	6.6	4.6	3.0	0.7	63	0.03
	Inc.	329.7	0.6	11.1	7.1	0.6	72	0.03
	Consuelo Breccia								CBx not present
CM19-2	La Estrella vein	145.2	4.0	1.6	1.0	0.3	11	0.01
	El Cometa vein	356.2	6.5	1.9	2.9	1.6	62	0.03
	Consuelo Breccia								CBx not present
CM19-3	La Estrella vein	68.6	2.6	0.4	0.3	0.3	23	0.01
	El Cometa vein	264.2	8.9	4.5	3.7	0.4	40	0.35
	Inc.	265.1	0.5	10.7	10.5	0.9	178	0.03
	Consuelo Breccia								CBx not present
MX-1	La Mexicana Vein	121.0	3.7	6.3	2.9	0.2	47	0.05
	Consuelo Breccia	273.9	2.7	2.7	2.1	0.6	16	0.07
Note: The width referred to above is the core width and true widths vary between 50% and 95% of core width.

Table derived from the SRK, March, 2008 and Micon March, 2010, Technical Reports.

Table 6.4
Significant Intercepts for the 2008 Diamond Drilling Program on the El Cometa Property

Drill Hole Number	Vein	Intersection (m)				Assay Results
		From	To	Width	True Width	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
CM13-5	Hangingwall Cometa	217.80	218.20	0.40	0.35	0.7	38	0.151	5.420	15.750
	El Cometa	250.90	252.70	1.80	1.13	0.1	9	0.021	0.781	2.132
CM13-6	El Cometa	169.50	172.00	2.50	2.38	2.2	17	0.015	0.807	1.299
	Including	171.45	172.00	0.55	0.52	8.7	22	0.023	0.535	1.410
CM14-4	La Estrella	117.80	118.75	0.95	0.82	0.3	26	0.063	2.427	2.909
	El Cometa	298.95	301.10	2.15	1.62	1.0	8	0.034	1.276	0.816
	Consuelo Breccia	374.90	375.50	0.60	0.56	0.1	48	0.633	1.518	1.254
CM14-5	El Cometa	212.20	219.10	6.90	4.44	0.8	38	0.059	4.861	4.943
	Including	217.10	219.10	2.00	1.29	1.1	75	0.098	6.892	7.786
	Consuelo Breccia	259.95	260.90	0.95	0.67	0.1	5	0.015	0.216	0.392
CM15-4	El Cometa	228.45	230.40	1.95	1.38	0.7	20	0.152	2.690	2.938
	Footwall Cometa	266.40	268.65	2.25	1.45	0.3	8	0.014	0.751	1.291
	Consuelo Breccia	281.55	282.65	1.10	0.63	0.1	14	0.013	2.831	0.557
CM15-5	El Cometa	194.15	195.60	1.45	1.36	3.2	564	0.043	0.396	0.430
	Consuelo Breccia	225.50	227.9	2.40	1.84	0.2	12	0.007	0.806	1.323

Table provided by Endeavour Silver Corp.

6.2       HISTORICAL AND RECENT RESOURCE AND RESERVE ESTIMATES

It is not known if there were any historical resource and reserve estimates completed on the El Cometa property prior to the March, 2008, SRK Technical Report. However, since there was only limited historical production and no previous drilling it is reasonable to assume that no historical resource or reserve estimates were completed.

6.2.1       December, 2007 Mineral Resource Estimate by SRK

SRK conducted a mineral resource estimate based on Endeavour Silver’s 2006 to 2007 drilling results, with the details of the estimate published in a March, 2008, Technical Report.

The diamond drilling assay results were constrained by wireframes of the mineralization. Inverse distance weighting to the power of three (ID3) was used to estimate the grades and populate a three-dimensional block model using relatively large blocks. The tonnage was based on an average density of 2.7 t/m3 and a cut-off of 4.5% zinc equivalent. The effective date of the mineral resource estimate was stated as December 31, 2007 (Table 6.5) .

In the Technical Report, SRK mentioned that the mineral resource estimate conformed to both the JORC Code (excepting minor terminology differences) and the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101, Standards of Disclosure for Mineral Projects.

Table 6.5
El Cometa Property Mineral Resource Statement as of December 31, 2007 (Cut-off Grade 4.5% Zinc Equivalent)

Vein	Resource Classification	Tonnage (t)	Grade					Metal
			Zinc (%)	Lead (%)	Silver (g/t)	Gold (g/t)	Copper (%)	Zinc (t)	Lead (t)	Silver (oz)	Gold (oz)	Copper (t)
El Cometa	Indicated	420,000	3.4	2.9	40	1.0	0.20	14,000	12,000	515,000	13,500	800
El Cometa	Inferred	760,000	2.2	2.5	40	1.1	0.20	17,000	20,000	960,000	27,000	1,400
Consuelo Breccia	Indicated	120,000	2.3	2.7	25	1.6	0.15	3,000	4,000	105,000	6,000	200
Consuelo Breccia	Inferred	140,000	1.8	2.0	50	1.2	0.35	3,000	5,000	240,000	5,500	500
La Estrella	Indicated	60,000	2.1	1.7	65	0.3	0.05	1,500	2,000	130,000	500	0
La Estrella	Inferred	250,000	3.7	2.6	30	0.5	0.05	9,000	5,000	230,000	4,500	100
Total	Indicated	600,000	3.0	2.7	39	1.0	0.16	18,500	16,000	750,000	20,000	1,000
Total	Inferred	1,150,000	2.5	2.4	39	1.0	0.17	29,000	30,000	1,430,000	36,500	1,900

Table derived from the SRK 2008 Technical Report.

SRK noted that it was not aware of any significant technical, legal, environmental or political considerations which would affect the eventual extraction and processing of the resources at the El Cometa property, but that further work was required to increase the resource, improve confidence in detailed geometry and increase confidence in local grade estimation before mine planning and subsequent technical or economic studies could be undertaken in any detail.

SRK believed that the land controlled by Endeavour Silver is prospective both along strike and down dip of the existing mineralization and that further resources could be discovered on and around the property.

6.2.2       December, 2008 Mineral Resource Estimate by Endeavour Silver

Subsequent to the mineral resource estimate in the SRK report, Endeavour Silver drilled 7 additional holes totalling 1,989.53 m by March, 2008. One of these holes was drilled in December, 2007, but results were not available for the SRK estimate. Using the new drilling data, Endeavour Silver exploration staff re-estimated the resources at El Cometa as of December 31, 2008. This resource estimate used lower metal prices and a higher cut-off grade than those used for the SRK estimate. The cut-off grade for Indicated and Inferred resources for the El Cometa property was a US $40 NSR, based on metal prices of US $12/oz silver, US $900/oz gold, US $0.50/lb lead, US $0.50/lb zinc. Metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.

Micon audited Endeavour Silver’s December 31, 2008, mineral resource estimate and the results were published in a March, 2010, Technical Report which has been filed on SEDAR. The audited mineral resource estimate is summarized in Table 6.6.

Table 6.6
Summary of the El Cometa Property Mineral Resource Estimate as of December 31, 2008

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver ounces	Gold ounces	Zinc (%)	Lead (%)
Indicated	934,000	49	1.46	1,471,400	43,800	3.20	3.18
Inferred	528,000	61	1.45	1,035,500	24,600	2.74	3.00

Micon confirmed that Endeavour Silver’s El Cometa December 31, 2008, mineral resource estimate conformed to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101.

Endeavour Silver’s December 31, 2008, resource estimate has now been superseded by the October, 2010, mineral resource estimate. Micon has audited the October, 2010, mineral resource estimate, the results of which are discussed in Section 17 of this report.

7.0       GEOLOGICAL SETTING

7.1       REGIONAL GEOLOGY

The Parral mining district is in the heart of the Mexican silver belt. The geology of this belt is characterized by two volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western United States, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognized as a significant metallogenic province which has reportedly produced more silver than any other equivalent area in the world.

Figure 7.1 is a regional geology map of the Parral mining district.

7.2       PROPERTY GEOLOGY

The Parral mining district is underlain by three packages of rocks, ranging from Cretaceous to Tertiary. The oldest is the Parral Formation, a deformed series of low-metamorphic grade marine sediments, intruded by hypabyssal andesites which are overlain by a Tertiary volcanic sequence named the Escobedo Volcanic group. It is likely that the hypabyssal intrusions are co-genetic with Escobedo Volcanics. Elsewhere in the Parral district, a quartz monzonite pluton intrudes the Parral Formation, but this has not been observed on the El Cometa concession.

7.2.1       Parral Formation (Cretaceous)

The oldest rocks are carbonaceous greywackes, shales and thin-bedded limestones of the Parral Formation. This thick sequence has an extensive distribution within the region, from Parral southward to the Santa Barbara mining district where it hosts significant silver-lead-zinc mineralization. In the Parral mining district, these rocks are deformed into broad folds with north-south trending axes, except where tight folding is controlled by proximity to compressive structures.

On the El Cometa property, the Parral Formation contains arenitic greywackes at depth which grade upward to interbedded carbonaceous shales and thinly bedded nonfossiliferous grey limestones. The formation is consistent with deposition in a deepening marine basin peripheral to shelf carbonaceous zones that frequently shed sandy calcareous material into the muddy basin depths.

Figure 7.1
Regional Geology Map

7.2.2       Intrusive Rocks (Tertiary)

The largest body of intrusive rock on the El Cometa property is a hypabyssal andesite that has its fullest expression in the centre of the deposit, with apparent apophyses extending into dykes toward the north. The intrusions are pre-mineralization and do not exercise any discernable structural control on the quartz-carbonate veins, although there is a general spatial association of robust mineralization and such intrusive bodies. The intrusive andesite is seen only in the hangingwall of the El Cometa vein and, therefore, it may have exerted some influence over the development of the structure controlling the vein.

7.2.3       Escobedo Volcanics (Eocene)

In the Parral mining district, the Parral Formation is unconformably overlain by a tilted, block-faulted volcanic package, approximately 950 m thick, known as the Escobedo Volcanic group which is comprised of basalt flows, rhyolitic ignimbrites, andesite flows and volcaniclastic units. Major veins of the Parral district such as Veta Colorado and La Prieta are hosted by these volcanics, but the El Cometa vein is hosted only by the Parral Formation and probably represents a deeper expression of the Parral hydrothermal system.

No surface mapping has been conducted on the El Cometa mineral concession. There is no surface expression of the vein, except in old workings, and the area geology is primarily buried under urban development such as roads and buildings. Exposure on the San Juanico property is somewhat better but is patchily distributed. Figure 7.2 shows an exposure of the El Cometa subsidiary vein on the San Juanico property.

Figure 7.2
El Cometa Subsidiary Vein Exposure on the San Juanico Property

8.0       DEPOSIT TYPES

The El Cometa mineralization occurs in three north-south vein structures: El Cometa, La Estrella and Consuelo Breccia, and one nearly east-west structure: La Mexicana. The mineralization style is of the low to intermediate-sulphidation epithermal vein type exhibiting typical banded, brecciated and, occasionally, chalcedonic textures. The base metal enrichment of the veins, depletion of silver relative to other significant veins of the district and hosting by footwall Parral Formation rocks are consistent with a deep epithermal genesis.

The principal vein, El Cometa, averages 3.9 m in thickness and dips approximately 55º westward at the deeper elevations, and more steeply nearer to surface. Wider vein thicknesses persist at depth and are due to either reverse faulting causing dilation of flatter portions of the vein or strike-slip displacement with dilational effects controlled by curvature along strike.

The other veins, La Estrella, Consuelo Breccia and La Mexicana, are considered subsidiary structures. The La Estrella vein is located in the hangingwall of the El Cometa vein, averages about 1 m in width, is separated from the El Cometa vein by distances of 100 m in the north and 150 m in the south and has a strike of 355° and dips 55° to the west. The Consuelo Breccia is located in the footwall of the El Cometa vein, separated by a variable distance of normally 20 to 30 m, although occasionally they are in contact. The mineralization occupies a zone generally some 2 m to 5 m wide; it has a strike of 315° in the north and 355° in the south with a 55° westerly dip. The La Mexicana is a 1 m to 2 m wide, near-vertical vein with a perpendicular strike. However, the La Mexicana vein is not included in the resource estimate owing to very sparse and poorly oriented drill hole intersections.

In a typical epithermal vein system, the precious metal zone may extend to 1,000 m below the hydrothermal venting surface; however, at El Cometa, the metals are unevenly distributed throughout the veins, suggesting that mineralization is transitional from a precious metal zone to a deeper base metal interval; the stratigraphic position suggests that the El Cometa mineralization formed some 1,000 -1,500 m below a volcanic paleosurface.

9.0       MINERALIZATION

The most common rock type in mineralized structures is breccia, but banded to massive quartz-calcite vein material is not uncommon. Mineralization textures range from banded to brecciated quartz-calcite-barite-fluorite gangue with variable distributions of galena-sphalerite-pyrite +/- chalcopyrite +/- pyrolusite +/- hematite. Breccia textures vary from dark silica matrix surrounding white quartz clasts, to white quartz-calcite matrix enclosing dark wall rock clasts. Masses of galena-sphalerite occur in breccia and in association with banded white quartz-carbonate with chlorite-pyrite-(black) sulphide bands.

A petrographic study conducted at the University of Sonora determined a paragenetic sequence in the El Cometa mineralization consisting of early quartz + sphalerite + galena followed by euhedral pyrite +/- anhedral chalcopyrite and finally late calcite +/- hematite +/-pyrolusite.

Zinc, lead, silver, gold and copper combine in potentially economic concentrations in many drill hole intercepts throughout the Parral Project. The distribution of these metals is potentially zoned in vertical and steep southerly plunging features. Also, there is a tendency for lead and, in particular, zinc to exhibit higher grades at lower depths and to the south.

10.0       EXPLORATION

A description of any historical exploration and Endeavour Silver’s 2006 to 2008 program conducted on the property is provided in Section 6.

10.1       2010 EXPLORATION PROGRAM

In 2010, Endeavour Silver conducted a surface diamond drilling program on the San Juanico property, located adjacent to the El Cometa property. The purpose of this program was to try to expand resources for the El Cometa deposit on the San Juanico property, in order to permit preliminary mine planning, economic analysis and a possible development decision. Nearly all of the holes intersected polymetallic mineralization and helped to further define the El Cometa vein system on the San Juanico concessions

The San Juanico drilling program commenced in March, 2010, and was completed in July, 2010. Diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of Endeavour Silver.

Thirty-four holes totaling 9,954.25 m were completed during 2010 on the San Juanico property (Table 10.1; Figure 10.1) .

Table 10.1
Summary of the 2010 San Juanico Property Drilling Program

Drill Hole Number	Northing (Y)	Easting (X)	Elevation (Z)	Azimuth (°)	Dip (°)	Core Diameter	Total Depth (m)	Start Date	Finish Date
SJ05-1	2,980,649	429,255	1,794	79º	-54º	HQ	399.00	20/03/2010	27/03/2010
SJ05-2	2,980,648	429,253	1,794	77º	-66º	HQ	298.85	27/03/2010	07/04/2010
SJ05-3	2,980,648	429,353	1,799	72º	-55º	HQ	155.50	07/04/2010	10/04/2010
SJ04-1	2,980,723	429,275	1,800	90º	-57º	HQ	250.10	11/04/2010	15/04/2010
SJ04-2	2,980,723	429,194	1,797	90º	-53º	HQ	295.75	16/04/2010	22/04/2010
SJ04-3	2,980,723	429,194	1,797	90º	-63º	HQ	371.90	00/04/2010	00/04/2010
SJ00-1	2,980,923	429,171	1,806	90º	-52º	HQ	330.90	00/04/2010	00/04/2010
SJ04-4	2,980,723	429,193	1,797	90º	-72º	HQ	356.55	29/05/2010	06/05/2010
SJ00-2	2,980,923	429,171	1,806	90º	-63º	HQ	339.75	30/04/2010	05/05/2010
SJ00-3	2,980,923	429,299	1,816	90º	-70º	HQ	190.20	06/05/2010	10/05/2010
SJ01-1	2,980,873	429,184	1,807	90º	-50º	HQ	269.45	12/05/2010	16/05/2010
SJ01-2	2,980,873	429,184	1,807	90º	-63º	HQ	306.80	16/05/2010	24/05/2010
SJ03-1	2,980,773	429,200	1,801	90º	-46º	HQ	289.30	07/05/2010	14/05/2010
SJ03-2	2,980,773	429,199	1,801	90º	-59º	HQ	299.90	14/05/2010	19/05/2010
SJ03-3	2,980,773	429,198	1,801	90º	-70º	HQ	324.40	19/05/2010	24/05/2010
SJ08-1	2,980,523	429,262	1,785	90º	-46º	HQ	370.80	25/05/2010	31/05/2010
SJ10-1	2,980,423	429,322	1,785	90º	-45º	HQ	216.05	25/05/2010	30/05/2010
SJ08-2	2,980,523	429,261	1,785	90º	-60º	HQ	269.45	31/05/2010	05/06/2010
SJ10-2	2,980,423	429,321	1,785	90º	-78º	HQ	243.70	30/05/2010	03/06/2010
SJ09-1	2,980,473	429,264	1,783	90º	-63º	HQ	240.60	03/06/2010	07/06/2010
SJ09-2	2,980,473	429,263	1,783	90º	-75º	HQ	284.40	07/06/2010	12/06/2010
SJ06-1	2,980,647	429,351	1,799	110º	-68º	HQ	223.80	05/06/2010	09/06/2010

Drill Hole Number	Northing (Y)	Easting (X)	Elevation (Z)	Azimuth (°)	Dip (°)	Core Diameter	Total Depth (m)	Start Date	Finish Date
SJ10.5-2	2,980,385	429,311	1,783	90º	-50º	HQ	200.50	17/06/2010	21/06/2010
SJ10-3	2,980,423	429,320	1,785	90º	-64º	HQ	274.20	21/06/2010	27/06/2010
SJ02-1	2,980,823	429,185	1,804	90º	-52º	HQ	273.00	17/06/2010	23/06/2010
SJ02-2	2,980,823	429,185	1,804	90º	-63º	HQ	315.35	23/06/2010	28/06/2010
SJ01-3	2,980,873	429,182	1,807	90º	-72º	HQ	355.40	27/06/2010	03/07/2010
SJ02-3	2,980,823	429,184	1,804	90º	-73º	HQ	362.70	28/06/2010	04/07/2010
SJ03-4	2,980,773	429,197	1,801	90º	-77º	HQ	364.05	04/07/2010	09/07/2010
SJ04-5	2,980,723	429,193	1,797	90º	-78º	HQ	375.00	04/07/2010	12/07/2010
SJ06-3	2,980,649	429,252	1,794	105º	-77º	HQ	295.10	10/07/2010	15/07/2010
SJ02N-1	2,981,023	429,194	1,813	90º	-63º	HQ	260.70	13/07/2010	18/07/2010
						Total	9,954.25

Table obtained from Endeavour Silver Corp.

In 2010, Endeavour Silver spent an estimated US $1,394,349 on exploration activities on the San Juanico property (Table 10.2) .

Figure 10.1
El Cometa Longitudinal Section Showing all of the Drill Intersection Points on the El Cometa Vein (Looking Due West)

Table 10.2
Summary of the 2010 Exploration Expenditures for the San Juanico Property

Expense Description	Pesos	US $
Assays	1,920,235	151,487
Consultants	35,200	2,777
Diamond drilling	12,945,046	1,021,235
Field	287,472	22,679
Housing	312,658	24,666
Food	37,776	2,980
Geology and engineering personnel	1,170,931	92,375
Reclamation	588	46
Roads and drill pads	362,666	28,611
Salaries	193,642	15,276
Travel and lodging	69,375	5,473
Gas	45,464	3,587
Repair and maintenance	51,875	4,092
Expenses, non-deductible	241,666	19,065
Total	17,674,593	1,394,349

Table obtained from Endeavour Silver Corp.

10.2       2010 OTHER EXPLORATION ACTIVITIES

10.2.1       San Juanico Mine Surface and Underground Surface Mapping and Sampling

Prior to the drilling program in 2010, Endeavour Silver conducted surface geological mapping on the San Juanico property (Figure 10.2) . Detailed geological mapping and channel sampling were also done on Level 3 of the San Juanico mine (Figures 10.3 and 10.4; Table 10.3).

Both surface and underground geological mapping displayed a sinusoidal geometry for the main El Cometa vein on the San Juanico property. The primary host rocks were carbonaceous greywackes, shales and limestones of the Parral Formation (Km). On the surface, the intrusive andesite or monzonite (Tmz) was mostly observed in the hangingwall of the El Cometa vein. Smaller dykes of this intrusive unit were observed either in contact with or cross-cutting the El Cometa vein on Level 3 in the San Juanico mine.

Significant assay results for channel samples collected on Level 3 of the San Juanico mine include 2.8 g/t gold, 934 g/t silver, 0.45% lead and 0.52% zinc over 0.8 m; 15.6 g/t gold, 142 g/t silver, 0.18% lead and 0.25% zinc over 0.7 m; and 3.6 g/t gold, 631 g/t silver, 8.48% lead and 2.46% zinc over 0.7 m.

Figure 10.2
Surface Geology Map of the San Juanico Property

SURFACE GEOLOGY MAP
SAN JUANICO AREA
DOLORES
EL JAZMÍN
DOLORES SHAFT
AMPLIACIÓN DE SAN JUANICO
SAN JUANICO SHAFT
EL COMETA
Km
Tmz
Tmz Porphyry Monozonitic
Km Parral Formation
Ox Oxidation
Veins
Faults
Geological Contact
SCALE
0 10 25 50 100
Meters
ENDEAVOUR SILVER

Figure obtained from Endeavour Silver Corp.

Figure 10.3
Geology Map of Level 3 in the San Juanico Mine

2980900 N
2980800 N
2980700 N
2980600 N
2980500 N
429300 E
429400 E
429500 E
Km
Tmz
N
Tmz Porphyry Monozonitic
Km Parral Formation
Strike and Dip
Veins
Faults
Geological Contact
SCALE
0 10 20 40 80
Meters
GEOLOGY MAP LEVEL 3
SAN JUANICO MINE
ENDEAVOUR
SILVER

Figure obtained from Endeavour Silver Corp.

Figure 10.4
Sample Location Map of Level 3 in the San Juanico Mine

EL JAZMÍN
DOLORES
DOLORES SHAFT
AMPLIACIÓN DE SAN JUANICO
SAN JUANICO SHAFT
EL COMETA
N
2980900 N
2980800 N
2980700 N
2980600 N
2980500 N
2980400 N
429300 E
429400 E
429500 E
SCALE
0 10 25 50 100
Meters
SAMPLING MAP LEVEL 3
SAN JUANICO MINE
ENDEAVOUR SILVER

Figure provided by Endeavour Silver Corp.

Table 10.3
Summary of the Channel Samples Collected on Level 3 of the San Juanico Mine

Sample No.	Width (m)	Assays
		Au g/t	Ag g/t	Pb %	Zn %	Cu %	Fe %
722	0.80	0.1	32.0	0.03	0.06	0.01	2.54
723	0.50	1.4	273.0	0.12	0.11	0.01	3.86
724	0.60	0.2	80.0	0.06	0.11	0.01	3.99
725	0.40	0.2	93.0	0.09	0.24	0.02	3.77
726	0.70	0.3	232.0	0.12	0.13	0.02	4.47
727	0.70	0.2	111.0	0.10	0.18	0.02	3.44
728	0.40	0.1	79.0	0.07	0.08	0.01	3.41
729	0.70	0.4	283.0	0.07	0.10	0.01	3.39
730	0.60	0.2	129.0	0.10	0.19	0.01	3.77
731	0.70	0.1	3.0	0.15	0.19	0.02	4.55
732	0.60	0.1	29.0	0.36	0.36	0.04	4.22
733	0.40	0.1	3.0	0.45	0.44	0.05	4.99
734	0.60	0.1	46.0	0.67	0.51	0.07	5.21
735	0.60	0.1	33.0	0.49	0.61	0.02	4.07
736	0.75	0.1	4.0	0.55	0.19	0.07	6.63
737	0.40	0.2	54.0	0.55	0.35	0.10	5.62
738	0.95	0.5	74.0	1.79	1.47	0.06	6.54
739	0.60	2.0	395.0	1.71	1.91	0.08	9.28
740	0.50	0.1	7.0	0.11	0.18	0.01	3.07
741	0.50	0.2	153.0	0.54	0.56	0.07	8.74
742	0.90	0.1	68.0	0.40	0.52	0.04	5.13
743	0.80	0.1	4.0	0.15	0.22	0.02	3.47
744	0.80	0.1	3.0	0.11	0.14	0.01	2.93
745	0.70	0.1	40.0	0.20	0.48	0.02	3.17
746	0.70	0.2	88.0	1.78	1.37	0.07	4.64
748	0.60	4.6	518.0	3.52	4.77	0.09	8.67
749	0.40	0.2	29.0	0.21	0.25	0.02	4.34
750	0.70	0.3	120.0	0.27	0.41	0.02	4.07
751	1.00	0.1	3.0	0.04	0.09	0.01	2.10
752	0.90	0.1	4.0	0.07	0.41	0.01	2.34
753	0.70	0.1	3.0	0.05	0.22	0.01	2.28
754	0.80	0.1	46.0	0.39	1.05	0.03	5.28
755	0.80	0.1	90.0	0.34	0.42	0.03	5.38
756	0.60	0.1	7.0	0.11	0.15	0.01	3.20
757	0.80	1.2	339.0	1.71	1.69	0.03	5.31
758	0.60	7.2	293.0	0.63	0.57	0.02	5.07
759	0.80	0.1	66.0	0.15	0.18	0.01	4.67
760	0.40	0.2	103.0	0.12	0.15	0.02	4.25
761	0.60	0.2	172.0	0.18	0.25	0.06	3.69
762	0.70	4.7	533.0	5.06	5.18	0.08	7.50
763	0.70	7.8	448.0	0.32	0.50	0.02	5.54
764	0.80	1.0	306.0	2.71	3.56	0.05	7.30
765	0.50	0.2	120.0	0.46	0.71	0.02	5.18
766	0.70	0.2	109.0	0.25	0.26	0.01	3.10
767	0.80	0.3	189.0	2.86	0.32	0.03	3.10
768	0.90	0.1	86.0	0.65	0.27	0.03	4.15
769	0.70	0.1	64.0	0.20	0.30	0.03	3.93
770	0.70	1.7	382.0	3.06	2.47	0.03	4.65
771	0.90	0.1	30.0	0.15	0.20	0.01	5.85
772	0.80	0.1	80.0	0.30	0.40	0.01	3.08
773	0.90	0.1	50.0	0.12	0.39	0.01	2.57
774	1.00	0.1	118.0	0.32	0.42	0.02	2.74

Sample No.	Width (m)	Assays
		Au g/t	Ag g/t	Pb %	Zn %	Cu %	Fe %
775	0.80	0.1	91.0	0.39	0.69	0.04	3.31
776	0.80	0.1	55.0	0.17	0.30	0.01	4.52
777	0.70	0.1	108.0	2.11	2.56	0.02	4.20
778	0.50	0.1	43.0	0.74	1.42	0.01	4.22
779	0.50	0.1	102.0	0.56	0.51	0.17	5.18
780	0.85	0.8	288.0	1.45	2.18	0.04	5.61
781	1.00	0.1	67.0	0.71	0.89	0.02	8.49
782	0.70	1.0	226.0	0.25	0.37	0.01	5.68
783	0.50	1.3	342.0	1.99	1.87	0.09	3.80
784	0.30	2.0	926.0	0.37	0.24	0.01	8.40
785	0.60	0.1	85.0	0.22	0.28	0.03	3.33
786	0.70	0.1	66.0	0.48	0.50	0.03	4.40
787	0.50	0.4	234.0	2.55	2.65	0.04	4.88
788	0.90	0.2	102.0	0.21	0.21	0.01	16.70
789	0.80	0.1	53.0	0.16	0.14	0.01	3.78
790	0.50	0.1	71.0	0.22	0.30	0.01	3.61
791	0.70	0.2	124.0	0.13	0.17	0.01	4.88
792	0.80	0.3	172.0	0.11	0.19	0.02	4.83
793	0.70	0.1	70.0	0.39	0.54	0.02	2.69
794	0.60	0.1	89.0	0.15	0.13	0.01	5.78
795	0.80	1.3	408.0	0.41	0.23	0.06	3.24
796	0.60	0.4	210.0	1.79	0.87	0.03	5.09
797	0.80	0.1	34.0	0.75	0.27	0.02	5.56
798	1.20	0.1	30.0	0.36	0.40	0.03	4.26
799	0.70	0.1	32.0	0.21	0.19	0.01	4.61
800	1.00	0.1	69.0	0.40	0.27	0.01	3.23
801	0.80	0.1	72.0	0.65	0.53	0.01	3.85
802	0.70	0.1	47.0	2.97	1.66	0.11	4.25
803	0.80	0.1	7.0	0.31	0.13	0.02	4.22
804	0.80	0.1	4.0	1.00	0.44	0.03	3.20
805	0.60	0.1	3.0	0.29	0.46	0.02	5.94
806	0.90	0.1	37.0	0.32	0.38	0.05	4.96
807	0.80	0.2	82.0	0.45	0.36	0.04	5.76
808	1.00	0.2	73.0	1.02	0.99	0.09	6.26
809	0.80	0.1	15.0	0.18	0.25	0.02	3.53
810	0.80	2.6	183.0	0.79	0.96	0.05	2.38
811	0.80	2.8	934.0	0.45	0.52	0.10	5.22
812	0.80	0.1	12.0	0.42	0.55	0.02	4.74
813	0.60	0.1	4.0	0.37	0.28	0.03	6.28
814	1.10	0.1	3.0	0.50	0.45	0.05	3.56
815	0.80	0.1	57.0	3.04	1.61	0.06	2.98
816	0.70	0.1	50.0	1.48	1.21	0.06	2.66
817	0.80	0.2	122.0	0.29	0.40	0.08	2.75
818	0.80	0.1	73.0	5.07	1.75	0.09	2.02
819	0.80	0.1	54.0	2.53	2.29	0.04	2.76
820	1.00	0.2	110.0	2.35	3.42	0.06	3.83
821	1.10	0.1	72.0	0.61	0.99	0.10	3.85
822	1.00	0.1	32.0	2.39	3.01	0.04	2.72
823	1.20	0.1	40.0	2.14	2.50	0.04	3.39
824	0.80	0.2	94.0	1.07	2.92	0.07	3.03

Sample No.	Width (m)	Assays
		Au g/t	Ag g/t	Pb %	Zn %	Cu %	Fe %
825	1.10	0.1	72.0	0.56	1.35	0.05	3.65
826	0.90	0.1	56.0	1.72	2.07	0.04	3.18
827	0.90	0.4	280.0	0.48	0.38	0.05	5.93
828	0.80	1.0	100.0	2.54	2.23	0.11	4.55
829	0.80	1.5	196.0	8.54	6.55	0.08	2.08
830	0.70	3.6	631.0	8.48	2.46	0.10	4.15
831	0.70	0.3	243.0	2.96	1.69	0.03	3.49
832	0.60	0.1	38.0	0.55	0.38	0.03	2.83
833	1.10	0.1	49.0	0.22	0.10	0.03	2.79
834	1.00	0.1	66.0	0.25	0.34	0.05	2.93
835	1.00	0.1	97.0	0.33	0.60	0.04	3.45
836	0.60	0.1	68.0	0.28	0.62	0.04	3.72
837	1.10	0.1	10.0	0.41	0.53	0.03	4.89
838	0.70	0.1	2.0	0.26	0.73	0.04	0.86
839	0.50	0.1	4.0	0.08	0.20	0.03	2.99
840	0.40	3.8	28.0	1.16	1.12	0.08	4.19
841	0.80	0.1	44.0	0.30	0.49	0.05	4.74
842	0.60	0.1	39.0	0.23	0.49	0.06	4.24
843	0.50	0.4	87.0	1.14	0.45	0.18	12.11
844	0.50	0.1	100.0	0.86	0.50	0.07	5.90
845	0.80	0.1	98.0	0.14	0.25	0.06	3.45
846	0.70	15.6	142.0	0.18	0.25	0.04	5.12
847	1.00	4.5	51.0	0.14	0.20	0.02	5.98
848	0.70	0.1	26.0	0.13	0.50	0.03	5.45
849	0.80	6.0	392.0	0.68	0.39	0.11	11.97
850	1.00	0.2	92.0	0.89	0.84	0.11	10.06
851	0.60	9.7	156.0	1.09	0.53	0.17	12.41
852	0.60	3.9	46.0	0.31	0.36	0.03	4.41
853	0.90	0.1	68.0	0.31	0.29	0.03	4.90
854	1.10	0.1	60.0	0.43	0.40	0.04	6.34

Table provided by Endeavour Silver Corp.

11.0       DRILLING

A description of Endeavour Silver’s 2006 to 2008 drilling program conducted on the property is provided in Section 6.

11.1       2010 DRILLING PROGRAM AND RESULTS

Subsequent to the mineral resource estimate in the March, 2010, Micon report, Endeavour Silver drilled 34 holes on the San Juanico property (SJ00-1 to 3, SJ01-1 to 3, SJ02-1 to 3, SJ03-1 to 4, SJ04-1 to 5, SJ05-1 to 3, SJ06-1 to 3, SJ08-1 to 2, SJ09-1 to 2, SJ10-1 to 3, SJ10.5 -1 to 2 and SJ02N-1). Drilling highlights include intercepts of up to 266 g/t silver, 0.6 g/t gold, 0.4% lead and 1.0% zinc over 2.7 m true width in hole SJ00-3, which includes a sub-interval grading 862 g/t silver, 1.4 g/t gold, 0.3% lead and 0.6% zinc over 0.3 m true width; and 267 g/t silver, 1.2 g/t gold, 0.4% lead and 0.4% zinc over 2.0 m true width in hole SJ01-1.

Cross-sections for drill holes are shown in Figures 11.1 through 11.12. The principal rock units depicted in the cross-sections include the Parral Formation (light blue) and a porphyritic monzonite intrusive (magenta). The vein structures (El Cometa, Consuelo Breccia and Estrella) are shown in red.

Significant drill hole intercepts for the 2010 program are summarized in Table 11.1.

The following are detailed descriptions of the 2010 San Juanico program drill hole intercepts.

11.1.1       Drill Holes SJ00-1 to -3

11.1.1.1       Hole SJ00-1

The Cometa vein was intersected from 225.8 to 228.7 m (Table 11.1; Figure 11.1) and showed intense silicification, hydrothermal quartz breccia with incipient oxidation, intervals of silicified shales, and a granular monzonitic dike. From 224.50 to 227.10 is the interval with the highest concentration of sulphide mineralization. The host rock is Parral Formation (KmFmP).

11.1.1.2       Hole SJ00-2

The Cometa vein was intersected from 263.3 to 268.8 m (Table 11.1; Figure 11.1) . The structure consisted of quartz-calcite breccias with the presence of iron oxide (hematite) and disseminations of pyrite 2%, galena 3%, sphalerite 2% and possible argentite <1%. The host rock is Parral Formation (KmFmP).

Table 11.1
Significant Intercepts for the 2010 Diamond Drilling Program on the San Juanico Property

Drill Hole	Vein	Interval				Assay
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
SJ02N-1	El Cometa vein	219.6	224.0	4.3	2.9	63	0.86	0.04	5.6	2.7
	Including	221.0	222.0	0.9	0.6	182	1.13	0.01	14.4	2.7
SJ00-1	El Cometa vein	225.8	228.7	2.9	2.5	49	2.03	0.10	4.2	3.7
	Including	226.6	227.0	0.4	0.4	112	0.80	0.20	14.1	4.4
SJ00-2	El Cometa vein	263.3	268.8	5.6	4.8	52	0.70	0.00	4.2	1.9
	Including	266.9	267.4	0.5	0.5	180	0.40	0.10	25.8	3.4
SJ00-3	El Cometa vein	131.4	134.9	3.6	2.7	266	0.60	0.00	0.4	1.0
	Including	134.5	134.9	0.4	0.3	862	1.40	0.10	0.3	0.6
SJ01-1	El Cometa vein	220.2	223.3	3.2	2.0	267	1.20	0.10	0.4	0.4
	Including	221.6	222.3	0.7	0.4	636	2.40	0.00	0.1	0.2
SJ01-2	El Cometa vein	260.9	263.5	2.6	1.9	55	0.69	0.15	7.9	2.7
	Including	263.2	263.5	0.3	0.2	193	0.40	0.30	>20	0.2
SJ01-3	El Cometa vein	318.9	321.9	3.0	2.2	38	0.32	0.11	4.5	1.7
	Including	321.6	321.9	0.3	0.2	148	0.58	0.76	>20	0.6
SJ02-1	El Cometa vein	248.8	258.4	9.6	6.0	36	0.89	0.07	1.1	1.1
	Including	254.7	255.2	0.5	0.5	153	0.68	0.02	0.3	0.9
SJ02-2	El Cometa vein	274.0	277.5	3.5	2.2	34	0.45	0.07	5.3	4.1
SJ02-3	El Cometa vein	318.9	324.2	5.3	3.1	13	0.07	0.04	0.7	1.3
SJ03-1	El Cometa vein	225.1	229.0	3.9	3.8	85	0.68	0.02	1.5	0.8
	Including	226.4	227.4	1.0	1.0	129	1.13	0.01	0.3	0.4
SJ03-2	El Cometa vein	259.2	262.1	2.9	2.1	38	0.80	0.10	2.4	2.7
SJ03-3	El Cometa vein	296.1	299.3	3.3	2.7	13	0.06	0.11	0.8	1.7
SJ03-4	El Cometa vein	326.1	330.4	4.3	2.7	30	1.14	0.22	1.9	3.0
SJ04-1	El Cometa vein	195.5	199.4	3.9	3.0	41	0.50	0.00	1.5	1.1
	Including	196.3	196.6	0.3	0.2	170	0.96	0.02	0.2	0.1
SJ04-2	El Cometa vein	255.7	258.3	2.7	1.5	15	0.21	0.01	0.7	0.5
SJ04-3	El Cometa vein	271.5	274.8	3.3	2.6	29	0.25	0.04	0.8	0.9
	Including	271.5	271.8	0.3	0.2	178	0.80	0.06	1.3	0.8
SJ04-4	El Cometa vein	306.6	309.5	2.9	2.4	46	0.10	0.40	3.3	2.1
	Including	306.9	307.9	1.0	0.8	118	0.10	1.10	7.8	3.7
SJ04-5	El Cometa vein	343.3	352.8	9.5	7.8	15	0.11	0.07	1.2	1.3
SJ05-1	El Cometa vein	210.2	211.9	1.7	1.5	17	0.19	0.03	1.8	3.6
SJ05-2	El Cometa vein	219.5	221.1	1.6	1.1	10	0.21	0.02	0.3	0.3
SJ05-3	El Cometa vein	131.1	135.7	4.6	3.2	104	0.40	0.00	1.1	0.2
	Including	131.1	131.4	0.3	0.2	267	0.70	0.00	11.1	0.4
SJ06-1	El Cometa vein	150.8	151.2	0.4	0.4	216	2.10	0.00	1.2	1.3
SJ06-2	El Cometa vein	219.3	221.7	2.4	1.7	105	0.75	0.29	7.7	5.6
	Including	220.3	220.7	0.4	0.2	436	1.68	0.18	>20	10.8
SJ06-3	El Cometa vein	240.2	248.4	8.2	6.3	22	0.22	0.04	2.1	2.7
SJ08-1	El Cometa vein	195.6	201.7	6.1	4.7	<5	0.05	0.00	0.0	0.1
SJ08-2	El Cometa vein	189.4	190.7	1.3	1.2	34	0.31	0.03	0.8	1.5
SJ09-1	El Cometa vein	193.0	196.7	3.7	2.8	7	0.11	0.01	0.1	0.3
SJ9-2	El Cometa vein	221.0	226.3	5.4	5.0	19	1.73	0.04	2.1	3.8
	Including	221.8	223.0	1.2	1.1	41	6.31	0.09	4.1	8.3
SJ10-1	El Cometa vein	154.2	158.7	4.5	2.8	10	0.26	0.03	0.2	0.4
SJ10-2	El Cometa vein	191.9	193.9	2.0	1.7	9	0.42	0.05	1.2	2.7
SJ10-3	El Cometa vein	164.7	166.7	2.0	1.6	116	0.26	0.03	0.2	0.4
	Including	165.3	166.4	1.1	0.8	201	0.38	0.05	0.4	0.6
SJ10.5-1	El Cometa vein	183.1	184.6	1.5	1.5	11	0.15	0.12	0.6	0.4
SJ10.5-2	El Cometa vein	166.5	167.8	1.3	1.1	15	0.18	0.01	0.3	0.6

Table obtained from Endeavour Silver Corp.

11.1.1.3      Hole SJ00-3

The Cometa vein was intersected from 131.4 to 134.9 m (Tables 11.1; Figure 11.1) and consisted of a quartz-calcite stockwork-breccia structure, with incipient chlorite, weak to moderate iron oxide in fractures with disseminations of pyrite 3%, galena 2%, sphalerite 1% and possible argentite <1%. The host rock is Parral Formation (KmFmP).

Figure 11.1
Cross-Section Through Drill Holes SJ00-1, SJ00-2 and SJ00-3 Drilled to Test the Cometa Vein on the San Juanico Property

11.1.2      Drill Holes SJ01-1 to -3

11.1.2.1      Hole SJ01-1

The Cometa vein was intersected from 220.2 to 223.3 m (Table 11.1; Figure 11.2) and consisted of a massive-stockwork-breccia structure of quartz-calcite with incipient chlorite, moderate oxidation, and disseminated galena 3%, pyrite 2% and sphalerite 1%. The host rock is Parral Formation (KmFmP).

11.1.2.2      Hole SJ01--2

The Cometa vein was intersected from 260.9 to 263.5 m (Table 11.1; Figure 11.2) . The structure consisted of a quartz-fluorite (?) breccia with the presence of iron oxide (with intervals of hematite), and disseminations of galena 10%, pyrite 7%, sphalerite 4% and chalcopyrite 1%. The host rock is Parral Formation (KmFmP).

11.1.2.3      Hole SJ01-3

The Cometa vein was intersected from 318.9 to 321.9 m (Table 11.1; Figure 11.2) . The partially silicified structure contains quartz with galena-sphalerite-hematite (combined ~6% content), showing an alteration zone and quartz veinlets and/or sulphides in the hangingwall. The host rock is Parral Formation (KmFmP).

11.1.3      Drill Holes SJ02-1 to -3

11.1.3.1      Hole SJ02-1

The Cometa vein was intersected from 248.8 to 258.4 m (Table 11.1; Figure 11.3) . The structure consisted of quartz-calcite breccias with intervals of chlorite and horses of shale from 246.10 to 246.45 and 253.95 to 254.65 m. Weak iron oxide alteration is present with disseminations of galena 3-4%, sphalerite 1%, and pyrite 1%. Chalcopyrite (<1%) is present locally with associated copper carbonates (malachite) from 248.80 to 249.10 and 250.85 to 251.55 m. The host rock is Parral Formation (KmFmP).

11.1.3.2      Hole SJ02-2

The Cometa vein was intersected from 274.0 to 277.5 m (Table 11.1; Figure 11.3) . The structure consisted of quartz-calcite breccias, minor chlorite and disseminations of galena 4%, sphalerite 2% and pyrite 1%. Moderate-weak iron oxide alteration is present. The host rock is Parral Formation (KmFmP).

11.1.3.3      Hole SJ02-3

The Cometa vein was intersected from 318.9 to 324.2 m (Table 11.1; Figure 11.3) and consisted of a brecciated structure of quartz and combined 7-8% of galena-sphalerite. The hangingwall is altered with quartz-sulphide veinlets. The host rock is Parral Formation (KmFmP).

Figure 11.2
Cross-Section Through Drill Holes SJ01-1, SJ01-2 and SJ01-3 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ01's
W-E Looking at North
W
E
ENDEAVOUR SILVER
ELEVATION
1900
1800
1700
1600
1500
1400
SJ01-1
Azimuth 90°
Dip -50°
Total Depth 260.45 m
SJ01-2
Azimuth 90°
Dip -63°
Total Depth 306.60 m
SJ01-3
Azimuth 90°
Dip -72°
Total Depth 355.40 m
SCALE
0 25 50 75 150
Meters
DOLORES
DOLORES
EL JAZMIN
REFERENCE LINE 502

Figure obtained from Endeavour Silver Corp.

Figure 11.3
Cross-Section Through Drill Holes SJ02-1, SJ02-2 and SJ02-3 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ02's
W-E Looking at North
W
E
ENDEAVOUR SILVER
1800
1700
1600
1500
1400
1300
ELEVATION
SJ02-1
Azimuth 90°
Dip -52°
Total Depth 273.00 m
SJ02-2
Azimuth 90°
Dip -63°
SJ02-3
Azimuth 90°
Dip -73°
Total Depth 362.70 m
SCALE
0 25 50 75 150
Meters
DOLORES
REFERENCE LINE NS
DOLORES

Figure obtained from Endeavour Silver Corp.

11.1.4      Drill Holes SJ03-1 to -04

11.1.4.1      Hole SJ03-1

The Cometa vein was intersected from 225.1 to 229.0 m (Table 11.1; Figure 11.4) and consisted of quartz-calcite with a fractured-brecciated-massive texture with moderate oxidation and disseminations of galena 4%, sphalerite 3%, pyrite 2% and possible fine argentite <1%. The host rock is Parral Formation (KmFmP).

11.1.4.2      Hole SJ03-2

The Cometa vein was intersected from 259.2 to 262.1 m (Table 11.1; Figure 11.4) and consisted of a quarz-chlorite-calcite structure of brecciated texture, weak to moderate oxidation (hematite) and disseminations of galena 4%, pyrite 3% and sphalerite 2%. The host rock is Parral Formation (KmFmP).

11.1.4.3      Hole SJ03-3

The Cometa vein was intersected from 296.1 to 299.3 m (Table 11.1; Figure 11.4) and consisted of a quartz-calcite structure with stockwork-breccia texture with disseminations of sphalerite 2%, galena 1%, pyrite 1% and chalcopyrite <1%. The host rock is Parral Formation (KmFmP).

11.1.4.4      Hole SJ03-4

The Cometa vein was intersected from 326.1 to 330.4 m (Table 11.1; Figure 11.4) . The structure is a fractured quartz vein with iron oxide, pyrite 6% and 2% fine-grained sphalerite-galena-argentite (?). The hangingwall is Parral Formation (KmFmP) and the footwall is porphyritic andesite-monzonite intrusive (Tmz).

11.1.5      Drill Holes SJ04-1 to -5

11.1.5.1      Hole SJ04-1

The Cometa vein was intersected from 195.5 to 199.4 m (Table 11.1; Figure 11.5) . It consisted of a brecciated quartz-calcite structure with weak to moderate oxidation and disseminations of pyrite 3%, galena 2-3%, sphalerite 1% and traces of argentite. The host rock is Parral Formation (KmFmP).

11.1.5.2      Hole SJ04-2

The Cometa vein was intersected from 257.7 to 258.3 m (Table 11.1; Figure 11.5) and consisted of a fractured and brecciated structure with large fragments and disseminations of pyrite 5%, galena 2%, sphalerite 1% and possible argentite <1%. The host rock is Parral Formation (KmFmP).

Figure 11.4
Cross-Section Through Drill Holes SJ03-1, SJ03-2, SJ03-3 and SJ03-4 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ03's
W-E Looking at North
W
E
ENDEAVOUR SILVER
ELEVATION
1900
1800
1700
1600
1500
1400
SJ03-1
Azimuth 90°
Dip -46°
Total Depth 286.30 m
SJ03-2
Azimuth 90°
Dip -59°
Total Depth 298.90 m
SJ03-3
Azimuth 90°
Dip -70°
Total Depth 324.40 m
SJ03-4
Azimuth 90°
Dip -77°
Total Depth 364.05 m
DOLORES
DOLORES AMPL SAN JUANICO
REFERENCE LINE 96
AMPL SAN JUANICO DOLORES
DOLORES
SCALE
0 25 50 75 150
Meters

Figure obtained from Endeavour Silver Corp.

11.1.5.3      Hole SJ04-3

The Cometa vein was intersected from 271.5 to 274.8 m (Table 11.1; Figure 11.5) . It consisted of a very narrow structure with fine-grained sulphides of pyrite-galena-chalcopyrite in a black, ferruginous fine-grained matrix. The host rock is Parral Formation (KmFmP).

11.1.5.4      Hole SJ04-4

The Cometa vein was intersected from 306.6 to 309.5 m (Table 11.1; Figure 11.5) and consisted of quartz breccias with the presence of iron oxide and dissemination of pyrite 7%, galena 6% and sphalerite 4%. The hangingwall is Parral Formation (KmFmP) and the footwall is porphyritic andesite-monzonite intrusive (Tmz).

11.1.5.5      Hole SJ04-5

The Cometa vein was intersected from 343.3 to 352.8 m (Table 11.1; Figure 11.5) and consisted of a quartz-sulphides-chlorite with pyrite >12% and galena 1%. From 344.15 to 352.15 m, the rock is strongly fractured, shales and sandstone, quartz-breccia-chlorite, with fine-grained, disseminated chalcopyrite. From 352.15 to 352.75, quartz with abundant sphalerite-galena-quartz was encountered. The host rock is Parral Formation (KmFmP).

11.1.6      Drill HoleS SJ05-1 to -3

11.1.6.1      Hole SJ05-1

The Cometa vein was intersected from 210.2 to 211.9 m and consisted of a milky white quartz-calcite vein with very fine disseminations of galena and sphalerite (1%) and fragments of shale (Table 11.1; Figure 11.6) . From 210.15 to 211.50, it consisted of disseminations of sulphides (galena-sphalerite) and gray quartz. From 211.50 to 215.15, the structure consisted of a breccias with fine milky quartz veinlets and iron oxides. The host rock is Parral Formation (KmFmP).

11.1.6.2      Hole SJ05-2

The Cometa vein was intersected from 219.5 to 221.1 m (Table 11.1; Figure 11.6) and consisted of a quartz-calcite structure with incipient amethyst quartz. Disseminated sulphide mineralization includes pyrite 3%, galena 1% and traces of argentite. Weak to moderate oxidation occurs in fractures. The host rock is Parral Formation (KmFmP).

11.1.6.3      Hole SJ05-3

The Cometa vein was intersected from 131.1 to 135.7 m (Table 11.1; Figure 11.6) and consisted of a quartz-calcite vein with disseminations of galena 7-8%, sphalerite 6% and traces of Argentite. The host rock is Parral Formation (KmFmP).

Figure 11.5
Cross-Section Through Drill Holes SJ04-1, SJ04-2, SJ03-3, SJ03-4 and SJ03-5 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ04's
W-E Looking at North
W
E
ENDEAVOUR
SILVER
ELEVATION
1800
1700
1500
1400
1100
SJ04-1
Azimuth 90°
Dip -57°
Total Depth 250.10 m
SJ04-2
Azimuth 90°
Dip -63°
SJ04-3
Azimuth 90°
Dip -63°
Total Depth 371.90 m
SJ04-4
Azimuth 90°
Dip -72°
Total Depth 356.60 m
SJ04-5
Azimuth 90°
Dip -782°
Total Depth 375.00 m
AMPL. SAN JUANICO
REFERENCE LINE
AMPL. SAN JUANICO
SCALE
0 25 50 75 150
Meters

Figure obtained from Endeavour Silver Corp.

Figure 11.6
Cross-Section Through Drill Holes SJ05-1, SJ05-2 and SJ05-3 Drilled to Test the Cometa Vein on the San Juanico Property

W
SECTION SJ05's
W-E Looking at North
E
ENDEAVOUR SILVER
1800
1700
1600
1500
1400
1300
ELEVATION
SJ05-3
SJ05-2
SJ05-1
SCALE
0 25 50 75 150
Meters
AMPL. SAN JUANICO
REFERENCE LINE NS
AMPL. SAN JUANICO

Figure obtained from Endeavour Silver Corp.

11.1.7      Drill Holes SJ06-1 to -3

11.1.7.1      Hole SJ06-1

The Cometa vein was intersected from 150.8 to 151.2 m (Table 11.1; Figure 11.7) . The structure consisted of quartz-calcite-chlorite breccias with disseminations of pyrite 4%, galena 3% and sphalerite 2%. The host rock is Parral Formation (KmFmP).

11.1.7.2      Hole SJ06-2

The Cometa vein was intersected from 219.3 to 221.7 m (Table 11.1; Figure 11.7) . The structure consisted of quartz-calcite-chlorite breccias with a fault gouge of 25 cm (219.55 to 219.80) . The hangingwall of the structure contains disseminated galena 8-10%, sphalerite 3% and pyrite 2%. Weak iron oxide alteration also occurs on the hangingwall of the structure from 220.70 to 221.45 m. The hangingwall is porphyritic andesite-monzonite intrusive (Tmz) and the footwall is a Fault in Parral Formation (KmFmP).

11.1.7.3      Hole SJ06-3

The Cometa vein was intersected from 240.2 to 248.4 m (Table 11.1; Figure 11.7) . The structure consisted of a quartz vein breccia with a chloritized matrix containing fine-grained, banded sphalerite > galena-pyrite 3 to 7%. The host rock is Parral Formation (KmFmP).

11.1.8      Drill Hole SJ08-1 and -2

11.1.8.1      Hole SJ08-1

The Cometa vein was intersected from 195.6 to 201.7 m (Table 11.1; Figure 11.8) and consisted of a quartz-calcite stockworked structure with minor amethyst quartz, and a horse of shales from 197.40 to 197.70 m. Alteration present consists of weak oxides with fine disseminated pyrite 1% and minor fine galena 1%. The host rock is Parral Formation (KmFmP).

11.1.8.2      Hole SJ08-2

The Cometa vein was intersected from 189.4 to 190.7 m (Table 11.1; Figure 11.8) . The structure consisted of a quartz-calcite-chlorite breccia with disseminations of galena 1 to 2%, pyrite 1%, sphalerite <1% and weak iron oxide alteration. The host rock is Parral Formation (KmFmP).

Figure 11.7
Cross-Section Through Drill Holes SJ06-1 through SJ06-3 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ06's
W-E Looking at North
W
E
ENDEAVOUR
SILVER
REFERENCE LINE NC
ELEVATION
1900
1800
1700
1600
1500
1400
1300
KmFm-P
Tmc
SJ06-1
Azimuth 110°
Dip -68°
Total Depth 223.80 m
SJ06-3
Azimuth 105°
Dip -77°
Total Depth 295.10 m
SJ06-2
Azimuth 142°
Dip -64°
Total Depth 310.65 m
EL COMETA VEIN
AMPL. DE SAN JUANICO
AMPL. DE SAN JUANICO
SCALE
0 25 50 75 150
Meters

Figure obtained from Endeavour Silver Corp.

Figure 11.8
Cross-Section Through Drill Holes SJ08-1 and SJ08-2 Drilled to Test the Cometa Vein on the San Juanico Property

W
SECTION SJ08's
W-E Looking at North
E
ENDEAVOUR
SILVER
ELEVATION
1800
1700
1600
1500
1400
1300
KmFm-P
KmFm-P
KmFm-P
SJ08-2
SJ08-1
SCALE
0 25 50 75 150
Meters
AMPL SAN JUANICO
REFERENCE LINES
AMPL SAN JUANICO

Figure obtained from Endeavour Silver Corp.

11.1.9      Drill Holes SJ09-1 and -2

11.1.9.1      Hole SJ09-1

The Cometa vein was intersected from 192.95 to 196.65 m (Table 11.1; Figure 11.9) and consisted of a brecciated structure with quartz stockwork veining on the hangingwall. The structure is intensely silicified and mineralized with disseminations of galena 4%, sphalerite 2% and pyrite 2%. The host rock is Parral Formation (KmFmP).

11.1.9.2      Hole SJ09-2

The Cometa vein was intersected from 220.95 to 226.85 m (Table 11.1; Figure 11.9) and consisted of a brecciated and intensely silicified structure comprised mainly of quartz and fluorite. Disseminated sulphides are present as pyrite 2%, galena 8% and sphalerite 5%. The host rock is Parral Formation (KmFmP).

11.1.10      Drill Holes SJ10-1 to -3

11.1.10.1      Hole SJ10-1

The Cometa vein was intersected from 154.15 to 161.00 m (Table 11.1; Figure 11.10) and consisted of a brecciated quartz structure with intense silicification and associated pyrite 5% and galena-sphalerite 3%. The host rock is Parral Formation (KmFmP).

11.1.10.2      Hole SJ10-2

The Cometa vein was intersected from 191.85 to 199.85 m (Table 11.1; Figure 11.10) and consisted of an intensely silicified and brecciated structure of quartz-fluorite-epidote with pyrite 2%, galena 7% and sphalerite 5%. The host rock is Parral Formation (KmFmP).

11.1.10.3      Hole SJ10-3

The Cometa vein was intersected from 165.25 to 166.35 m (Table 11.1; Figure 11.10) and consisted of a brecciated structure with stockwork in the hangingwall and a foliated footwall. The mineralogy is comprised of quartz and fluorite, minor iron oxide, hematite and chlorite with pyrite 3%, galena 3% and sphalerite 4%. The structure is strongly silicified with moderate oxidation. The host rock is Parral Formation (KmFmP).

Figure 11.9
Cross-Section Through Drill Holes SJ09-1 and SJ09-2 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ09's
W-E Looking at North
W
E
ENDEAVOUR
SILVER
ELEVATION
1800
1700
1600
1500
1400
1300
KmFm-P
KmFm-P
KmFm-P
SJ09-1
SJ09-2
Azimuth 90°
SCALE
0
25
50
75
150
Meters
AMPL. SAN JUANICO
AMPL. SAN JUANICO

Figure provided by Endeavour Silver Corp.

Figure 11.10
Cross-Section Through Drill Holes SJ10-1, SJ10-2 and SJ10-3 Drilled to Test the Cometa Vein on the San Juanico Property

W
SECTION SJ10's
W-E Looking at North
E
ENDEAVOUR
SILVER
1800
1700
1600
1500
1400
1300
ELEVATION
SJ10-1
SJ10-2
Dip -79°
SJ10-3
Azimuth 90°
Dip -64°
SCALE
0 25 50 75 150
Meters
AMPL. SAN JUANICO
AMPL. SAN JUANICO

Figure provided by Endeavour Silver Corp.

11.1.11      Dill Holes SJ10.5 -1 and -2

11.1.11.1      Hole SJ10.5 -1

The Cometa vein was intersected from 182.65 to 184.60 m (Table 11.1; Figure 11.11) and consisted of a brecciated and strongly silicified structure containing quartz, fluorite, hematite, pyrite 8%, sphalerite 8% and galena 7%. The host rock is Parral Formation (KmFmP).

11.1.11.2      Hole SJ10.5 -2

The Cometa vein was intersected from 166.45 to 167.75 m (Table 11.1; Figure 11.11) and consisted of a brecciated structure with quartz, pyrite 8%, galena 6% and sphalerite 4%. The hangingwall is porphyritic andesite-monzonite intrusive (Tmz) and the footwall is Parral Formation (KmFmP).

11.1.12      Drill Hole SJ02N-1

11.1.12.1      Hole SJ02N-1

The Cometa vein was intersected from 219.60 to 223.95 m (Table 11.1; Figure 11.12) . The structure consisted of a vein with quartz fragments and minor silicified shales and disseminated sphalerite-galena with minor chlorite and pyrite. The host rock is Parral Formation (KmFmP).

11.2      MICON COMMENTS ON THE SAN JUANICO DRILLING PROGRAM

Micon has reviewed Endeavour Silver’s 2010 drilling program on the San Juanico property. Micon believes that, in light of the information provided, Endeavour Silver met its objectives of expanding the resources for the El Cometa deposit on the San Juanico property. The information obtained by Endeavour Silver will assist it in further evaluating the vein structures on the property and the nature of the remaining work to be conducted at the site.

On the basis of the results obtained from the 2010 drilling program, however, Endeavour Silver has decided to defer any further work on the Parral Project, pending a thorough review of all of the exploration results obtained to date.

Figure 11.11
Cross-Section Through Drill Holes SJ10.5 -1 and SJ10.5 -2 and SJ10-3 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ10.5's
W-E Looking at North
W
E
ENDEAVOUR SILVER
REFERENCE LINE NS
ELEVATION
1900
1800
1700
1600
1500
1400
1300
Tmz
KnFn-P
KnFn-F
SJ10.5-2
Azimuth 90°
Dip -50°
Total Depth 200.50 m
SJ10.5-1
Azimuth 90°
Dip -70°
Total Depth 252.80 m
EL COMETA VEIN
EL COMETA
AMPL. DE SAN JUANICO
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.12
Cross-Section Through Drill Hole SJ02N-1 Drilled to Test the Cometa Vein on the San Juanico Property

SECTION SJ10.5's
W-E Looking at North
W
E
ENDEAVOUR SILVER
REFERENCE LINE NS
ELEVATION
1900
1800
1700
1600
1500
1400
1300
Tms
KmFm-P
SJ10.5-2
Azimuth 90°
Dip -50°
Total Depth 200.50 m
SJ10.5-1
Azimuth 90°
Dip -70°
Total Depth 252.80 m
EL COMETA VEIN
EL COMETA
AMPL. DE SAN JUANICO
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

12.0      SAMPLING METHOD AND APPROACH

A description of Endeavour Silver’s sampling method and approach for the El Cometa property was previously provided in the March, 2008, Technical Report by SRK. The following paragraphs describe the sampling method and approach used during the 2010 drilling program.

12.1      ENDEAVOUR SILVER 2010 DRILLING PROCEDURES

Drill holes are typically drilled from the hangingwall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercepting angles less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ or NQ size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination, with the drill crew, by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein. Endeavour Silver conducted down-hole surveys for all of the 2010 drill holes

The full drill core boxes are collected daily and brought to the core storage and logging facility where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

The core storage facility used during the 2010 drilling program was a rented warehouse building in Parral (Figure 12.1) . This structure was locked and well-protected at all times. At the time of this report, the San Juanico drill core was still being stored in the rented warehouse building in Parral.

12.2      ENDEAVOUR SILVER 2010 CORE LOGGING PROCEDURES

Endeavour Silver’s geologists used the same established logging codes and other database organization as for the earlier drilling programs. In general, the geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hangingwall and footwall horizons, and internal vein samples are broken out by texture type. Three principal types of vein textures are recognized: (a) massive; (b) banded; and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

Mineralized core was sampled at intervals less than or equal to 1.5 m in length and selected by Endeavour Silver’s geologists to represent individual styles of mineralization. Depending on the competency of the core, it was either cut in half with a diamond saw or split with a pneumatic core splitter. Samples were bagged and tagged at the Parral field office (Figure 12.1) and then shipped for analysis. Endeavour Silver’s exploration staff transported the samples directly to the laboratory in pickup trucks.

Figure 12.1
Drill Core Logging/Sampling Facilities in Parral

The majority of the core was competent and recoveries were 100% in the mineralized zones. There were only a few intervals of Parral Formation sediments where recoveries were between 75% and 85%. In a couple of these cases, lower recoveries were observed at the contact between the Parral Formation sediments and Tertiary monzonite dykes.

In 2010, low core recoveries were encountered for mineralized zones in some of the initial holes drilled in San Juanico. Procedures were immediately implemented to improve recoveries. This included slowing the drilling down approximately 20 m above and 20 m below the vein target.

Table 11.1, found in Section 11, summarizes the significant intercepts for the 2010 diamond drilling program on the San Juanico concession.

12.3      MICON COMMENTS

Micon has reviewed Endeavour Silver’s sampling methods and approach and believes that it follows the “Exploration Best Practices Guidelines” as established by the CIM and published in August, 2000.

Endeavour Silver’s attention to core recoveries, especially in the mineralized zones, ensured good quality samples. The restriction of sample intervals to lithological and mineralization boundaries yields samples which are representative of the mineralization types encountered and facilitates geological modeling of the deposit. Micon is not aware of any actions and/or factors that may have culminated in sample bias.

13.0      SAMPLE PREPARATION, ANALYSIS AND SECURITY

A description of Endeavour Silver’s sample preparation, analyses and security is contained in the SRK’s March, 2008, and Micon’s March, 2010, Technical Reports. The sample preparation and analysis procedure for the San Juanico property were basically the same employed for the El Cometa property and have been excerpted and edited from the March, 2010, report.

13.1      SAMPLE PREPARATION

13.1.1      Sample Preparation

All of Endeavour Silver’s drill core samples collected as part of the 2010 drilling program were bagged and tagged at the Parral field office and shipped to the ALS-Chemex (ALS) laboratory in Chihuahua, Mexico for sample preparation and the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at ALS in Chihuahua, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to at least 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

13.1.2      ALS Sample Analysis

The analytical procedure employed for gold and silver is fire assay with an atomic absorption (AA) finish, using a 50 g nominal pulp sample weight. Lead, zinc and copper grades are determined by AA.

Selective pulps are also subjected to aqua regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis. This method may be used as an economical tool for first pass exploration geochemistry. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte (the substance that is being identified or measured in a laboratory test).

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade materials have been optimized for accuracy and precision at high concentrations (>10,000 ppm). Over-limits for lead, zinc and copper are determined by using either atomic adsorption (AA) or atomic emission spectroscopy (AES).

The turn-around time required for analyses was typically from 2 to 4 weeks.

13.2      QUALITY ASSURANCE/QUALITY CONTROL (QA/QC)

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results.

For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying by a second laboratory is also performed on approximately 5% of the samples.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 13.1) .

Figure 13.1
Endeavour Silver’s Flow Sheet for Drill Core Sampling, Preparation and Analysis

A total 5,028 samples were assayed during Endeavour Silver’s 2010 drilling program. A summary of the quantities of control samples is contained in Table 13.1.

Table 13.1
Summary of the Quantities of Control Samples Used during the 2010 Exploration Program

Sample Type	No. of Samples	Percentage (%)
Normal	4,294	85.4%
Blanks	255	5.1%
Duplicates	244	4.9%
Standards	235	4.7%
Total	5,028	100.0%

Check assays	255	5.1%

Table provided by Endeavour Silver Corp.

13.2.1      Blanks

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the San Juanico property. The bentonite used was Enviroplug Coarse (1/4”).

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

For gold, none of the samples was over the detection limit of 0.05 g/t gold (Figure 13.2) . For silver, only 2 samples (0.8%) out of a total of 255 were above the detection limit of 5 g/t silver for the analytical method (Figure 13.3) . These are satisfactory results.

Figure 13.2
Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

Figure 13.3
Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

13.2.2      Duplicates

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Parral Project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 244 duplicate samples were taken, representing 4.9% of the total samples.

The results of the duplicate sampling are shown graphically in Figures 13.4 through 13.7. Good correlation indices are shown for the majority of the samples collected during the San Juanico drilling program.

Figure 13.4
Graph of the Original versus Duplicate Sample for Gold Assays from the San Juanico Drilling Program

Figure 13.5
Graph of the Original versus Duplicate Sample for Silver Assays from the San Juanico Drilling Program

Figure 13.6
Graph of the Original versus Duplicate Sample for Lead Assays from the San Juanico Drilling Program

Figure 13.7
Graph of the Original versus Duplicate Sample for Zinc Assays from the San Juanico Drilling Program

13.2.3      Commercial Standard Reference Material Samples

Endeavour Silver purchased commercial standard reference samples for use in evaluating the accuracy of the laboratory. Standard reference material was purchased from various internationally-recognized companies, such as WCM Minerals and Rock Labs. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

Four different standards were submitted and analyzed for gold, silver, lead, zinc and copper and 31 other elements using the ICP analytical method. The standard reference material samples used during Endeavour Silver’s San Juanico drilling program are summarized in Table 13.2.

Table 13.2
Summary of the Standard Reference Material Samples used during the San Juanico Drilling Program

Reference Standard	Number Sample	Laboratory	Assay Results
			Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
edr-17	SH41	Rock Labs	1.3
edr-18	PM424	WCM Minerals	1.2
edr-20	PM129	WCM Minerals		23	0.28	1.24	2.00
edr-22	PM140	WCM Minerals		84	0.33	4.35	3.85

Table provided by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LC) and an upper control limit (UL), as follows:

Limit Value:

UL	Plus two standard deviations from the recommended value.
CL	Recommended value (mean) of the standard reference material.
LL	Minus two standard deviations from the recommended value.

In 2010, a total of 235 reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with preassigned numbers in order to avoid inadvertent duplication of numbers.

Results for each standard reference material sample used are presented separately below.

13.2.3.1      Edr-17

Twelve samples of reference standard Edr-17 (a gold standard) were submitted. The control chart is shown in Figure 13.8.

Figure 13.8
Control Chart for Gold Assays from Standard Reference Sample Edr-17

For standard reference sample Edr-17, only two of the values for the samples were outside the accepted gold range for the standard.

13.2.3.2      Edr-18

Twenty samples of reference standard Edr-18 (a gold standard) were submitted. The control chart is shown in Figure 13.9.

Figure 13.9
Control Chart for Gold Assays from Standard Reference Sample Edr-18

For standard Edr-18, none of the samples had a value outside the accepted gold range for the standard.

13.2.3.3      Edr-20

One hundred and sixty samples of reference standard Edr-20 (a silver-base metal standard) were submitted. The control charts are shown in Figures 13.10 through 13.12.

Figure 13.10
Control Chart for Silver Assays from Standard Reference Sample Edr-20

Figure 13.11
Control Chart for Lead Assays from Standard Reference Sample Edr-20

Figure 13.12
Control Chart for Zinc Assays from Standard Reference Sample Edr-20

Most of the values for silver and zinc were within the accepted values for the standard. In the case for lead, many were below the lower control limit. Previous assaying of this standard had also shown similar low values for lead, probably reflecting a lack of quality of the standard, rather than poor performance by the laboratory.

13.2.3.4      Edr-22

Forty three samples of reference standard Edr-22 (a silver-base metal standard) were submitted. The control charts are shown in Figures 13.13 through 13.15.

Figure 13.13
Control Chart for Silver Assays from Standard Reference Sample Edr-22

Figure 13.14
Control Chart for Lead Assays from Standard Reference Sample Edr-22

Most of the values for silver were within the accepted values for the standard. Only one sample was above the upper control limit.

In the case of lead and zinc, many assays were below the lower control limit. The low values are again thought to reflect more on the quality of the standard than on the performance of the laboratory.

Figure 13.15
Control Chart for Zinc Assays from Standard Reference Sample Edr-22

In its March, 2008, Technical Report, SRK reviewed the check assays of the reference standards for the 2007 exploration program and found that there was a close correlation between the ALS assays and the reference standard recommended values. ALS generally demonstrated good accuracy for zinc and lead, reporting only slightly lower or higher grades. Silver was reasonably accurate for high grades but ALS tended to under-report on low grades. Gold appeared to be accurately reported for the range of grades in the deposit. Copper accuracy was reasonable, but slightly higher at the low grades found in the deposit. Precision of assay results was reasonable, with the exception of low grade silver.

13.2.4      Check Assay Samples

Random pulps are selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver typically uses the BSI-Inspectorate laboratory in Durango for check analysis.

13.2.4.1      2010 San Juanico Drilling Program Check Samples

In 2010, a total of 255 pulps were sent to BSI-Inspectorate for check analysis. This represents approximately 5% of the total samples taken during the San Juanico drilling program.

There was close correlation between the original assay and the check assay as shown in Figures 13.16 through 13.19. For silver, lead and zinc, the correlation coefficients exceeded 0.99. The correlation coefficient for gold, at 0.90, was lower, but still acceptable.

Figure 13.16
Scatter Diagram of Gold Check Samples Above the Detection Limits. San Juanico

Figure 13.17
Scatter Diagram of Silver Check Samples Above the Detection Limits, San Juanico

Figure 13.18
Scatter Diagram of Lead Check Samples, San Juanico

Figure 13.19
Scatter Diagram of Zinc Check Samples, San Juanico

13.2.4.2      2008 El Cometa Drilling Program Check Assays

Check assaying was also conducted on pulps from the 2008 El Cometa drilling program. A total of 44 pulp samples from the original 2008 drill core samples were selected and submitted to BSI-Inspectorate, along with the new pulp samples collected during San Juanico drilling in 2010.

For these samples, there was close correlation between the original assay and the check assay as shown in Figures 13.20 through 13.23. For gold and silver, the correlation coefficients were 0.98 and 0.93, respectively. In the case of lead and zinc, the correlation coefficients were also very high.

Figure 13.20
Scatter Diagram of Gold Check Samples Above the Detection Limits, El Cometa

Figure 13.21
Scatter Diagram of Silver Check Samples Above the Detection Limits, El Cometa

Figure 13.22
Scatter Diagram of Lead Check Samples, El Cometa

Figure 13.23
Scatter Diagram of Zinc Check Samples, El Cometa

13.3      SPECIFIC GRAVITY AND BULK DENSITY DETERMINATIONS

In 2010, Endeavour Silver performed more than 600 specific gravity (SG) determinations on mineralized samples of San Juanico drill core. Of this total, more than 300 SG determinations were from the vein area. The in-house procedure used by Endeavour Silver consisted of the following steps:

1)	After samples are logged and marked on the core, a piece of the sample is taken from the box, weighed, and placed in a full cylinder of water which is resting in an empty, dry, bowl of known weight.

2)	The sample fragment then displaces water from the full cylinder, causing it to overflow into the dry bowl.

3)	The bowl with excess water from the cylinder is then weighed. The weight of water is connected to the volume by the relation 1g H2O equals 1 ml H2O.

4)	The specific gravity (SG) of the sample is given by the weight of the sample divided by the volume of displaced water.

The SG values ranged from 2.0 to 4.3 and averaged 2.95. Endeavour Silver considered this value to be reasonable since the veins contain nearly 6% combined lead and zinc. Sampling was believed to be representative of the areas examined, and the average SG value of 2.95 was used for the resource estimate.

In August, 2010, Endeavour Silver sent 38 core samples from within the mineralized zone to the SGS Laboratory in Durango, Mexico as a check of the in-house SG determinations.

The procedure used by SGS for SG determination was as follows:

1)	Weigh the sample.
2)	Coat the sample with lacquer and let it completely dry.
3)	Immerse the sample in water.
4)	Weigh the volume of water that is displaced.
5)	For quality control (QC), each density determination is done at least twice.

The SG values reported by SGS ranged from 2.51 to 3.16, averaging 2.72.

Endeavour Silver’s in-house SG determinations compared well with those conducted by SGS.

13.4      MICON’S COMMENTS REGARDING ENDEAVOUR SILVER’S QA/QC PROCEDURES

Endeavour Silvers’ monitoring of the laboratory’s performance on a real time basis ensured that corrective measures (where necessary) could be taken at the relevant time and gives increased confidence regarding the validity of the assay data.

Micon has reviewed Endeavour Silver’s sample preparation, analysis and security procedures and believes that it follows the “Exploration Best Practices Guidelines” as established by the CIM and published in August, 2000. Further, Micon concludes that the results obtained from the QA/QC program demonstrate that Endeavour Silver’s assay database is suitable for use as the basis for a resource estimate.

14.0      DATA VERIFICATION

Micon accomplished its data verification by undertaking two separate site visits to the Parral Project in January and June, 2010, during which time Endeavour Silver’s drilling programs, core logging/sampling procedures and QA/QC protocols were reviewed. In addition, the site visits also accorded Micon the opportunity to assess the geological continuity of the El Cometa vein from surface exposures, trenches and artisanal workings.

14.1      MICON SITE VISIT TO THE EL COMETA PROPERTY, JANUARY, 2010

Thomas C. Stubens, M.A.Sc., P.Eng., a senior geologist with Micon and a Qualified Person as defined by NI 43-101, visited the Parral Project on January 12 and 13, 2010.

Half a day was spent at the Guanaceví mine, an Endeavour Silver operation where the Parral core is stored. The core (Figure 14.1) from several diamond drill holes was inspected in order to become familiar with the geology of the deposit and to review the core logging and sampling procedures.

In the afternoon, a visit was made to the El Cometa and San Juanico properties. Micon inspected several drill sites, verified the collar locations, examined exposures of the El Cometa vein and Consuelo Breccia in a road cut and visited the San Juanico headframe. Figures 14.2, 14.3 and 14.4 illustrate a collar location, on El Cometa vein exposure and the San Juanico headframe.

The second day was spent in Durango in the Endeavour Silver exploration office reviewing the Vulcan model, the drill hole database and QA/QC data. In addition, data for the 2008 diamond drill campaign, consisting of assay certificates, drill logs and core photographs, were compiled and collected to allow Micon to verify the data in Vancouver.

14.1.1      Data Verification for the December 31, 2008 Resource Estimate on the El Cometa Property

Micon’s data verification during the January, 2010, site visit concentrated mainly on the data from the 2008 drilling campaign, although the entire Parral Project drill hole database was examined for errors and consistency:

  Collar coordinates were checked against drill logs.

  Drill logs and electronic files were checked for missing intervals and for overlapping from and to data.

  Geological codes were verified by comparing drill logs to composites used for wireframe construction, to sample composites and to the block models.

Figure 14.1
El Cometa Property Core Laid Out for Viewing at the Guanaceví Mine

Figure 14.2
Location Monument for Drill Hole CM12-1 on the El Cometa Property, Parral Project

Figure 14.3
Surface Exposure of the El Cometa Vein on the El Cometa Property, Parral Project

Figure 14.4
San Juanico Headframe on the San Juanico Property, Parral Project

The few errors and inconsistencies identified were brought to the attention of Endeavour Silver and the necessary corrections were completed.

The assay data pertaining to the 2008 drilling campaign were compared to the original ALS datafiles and laboratory certificates in search of errors. None was found.

The block models and wireframes generated by Endeavour Silver, using Vulcan modeling software, were imported into Datamine where Micon:

  Validated the grade estimation process used by Endeavour Silver.

  Validated the resource classification.

  Verified the resource tabulation.

  Verified NSR and silver equivalent calculations and assumptions.

In Micon’s opinion, the methods used to build the El Cometa deposit models and estimate the El Cometa mineral resource are appropriate for narrow vein deposits and for early stage projects of this nature.

14.2      MICON VISIT TO THE PARRAL PROJECT, JUNE, 2010

The June, 2010, site visit focused on the San Juanico property and was performed by Charley Murahwi, P. Geo., Dibya K. Mukhopadhyay, MAusIMM and Jenifer Hill, R.P.Bio., from 22 to 23 June, 2010, in the company of Barry Devlin, P. Geo. and Luis Castro, VP Exploration and Exploration Manager for Endeavour Silver, respectively.

The tasks accomplished during the site visit included:

  Verification of some of the drill hole collar positions and topographic features.

  Examination of surface exposures and artisanal workings

  Examination of drill cores and visual verification of mineralized intercepts.

  Partial validation of analytical results by comparing assays with drill core intercepts.

  Review of QA/QC protocols.

The continuity of the El Cometa vein as established in the drilling program is consistent with observations of surface exposures and artisanal workings. Figure 14.5 is one of several artisanal workings observed on the El Cometa vein, San Juanico property.

Figure 14.5
Artisanal Working on the San Juanico Property

In places along strike, some old shafts with good vein exposures are observed as illustrated in Figure 14.6. The exposure seen in Figure 14.6 is similar to several drill intersections of the vein, as illustrated in Figure 14.7.

In summary, the main observations are that (a) drill core handling, logging and sampling are conducted satisfactorily; (b) QA/QC protocols are well enforced by the exploration manager, Luis Castro (Figure 14.8), and (c) assay results generally match the mineralized intercepts observed in drill cores. The typically high grade core of the El Cometa vein is characterized by colloform banding, as illustrated in Figure 14.7.

Figure 14.6
Old Shaft Sunk on the El Cometa Vein, San Juanico Property

Figure 14.7
Near Suface Drill Intersection of the El Cometa Vein, San Juanico

Figure 14.8
Endeavour’s Exploration Manager (Second From Left) Checking Drill Logs

14.2.1      Monitoring Reports and Control Charts

Micon’s analysis of the monitoring reports revealed that adequate control samples, incorporating high quality certified reference material (CRM), blanks and duplicates, were used to ensure accuracy of the analytical database. In a few instances where standards failed, appropriate investigations were conducted and re-assaying was performed whenever it was deemed necessary. Micon did not identify any flaws in the QA/QC protocols.

14.2.2      Data Verification Conclusions

On the basis of the verification procedures described above, Micon is satisfied as to the integrity of the database generated for resource estimation and considers it to be representative of the main characteristics of the El Cometa vein.

14.2.3      Environmental Review Visit

Ms. Jenifer Hill, R.P.Bio., a senior environmental scientist with Micon based in Vancouver, also visited the Parral Project in June, 2010. During the site visit, Ms. Hill visited the El Cometa, San Juanico, Dolores and El Jazmin concessions. Micon also visited the Esmeralda process plant at Hidalgo del Parral on June 22 and 23, 2010, and met with SEMARNAT in the city of Chihuahua on June 23, 2010.

15.0      ADJACENT PROPERTIES

One property of significance adjoins the Parral Project to the south: La Esmeralda. Figure 15.1, which is a vertical longitudinal projection and plan view of the adjacent properties, illustrates the depths to which La Esmeralda was mined. Over 1 km of untested ground lies between the El Cometa project and the La Esmeralda workings where the surface is covered by residential developments and any future exploration would be most likely conducted from underground.

The geology, nature of the mineralization, historical production over the last two centuries and current production, along with the limited use of modern exploration concepts and technology on the property to identify new areas of mineralization in the Parral mining district, are all considered by Micon to positively affect the exploration potential of the ground contained within the Endeavour Silver’s Parral Project.

Figure 15.1
Vertical Longitudinal Projection (looking west) and Plan of the Adjacent Properties

SOUTH
LONGITUDINAL SECTION N-S
"LA ESMERALDA - EL COMETA - SAN JUANICO" SYSTEM
NORTH
LA ESMERALDA
EL COMETA
SAN JUANICO
Cometa Resources:
Indicated 934,000 tonnes
49 g/t silver, 1.46 g/t gold
3.18% lead, 3.2% zinc
Esmeralda Production:
4 million tonnes
100 g/t silver, 0.5 g/t gold
6% lead-zinc
Inferred 528,000 tonnes
61 g/t silver, 1.45 g/t gold
3.00% lead, 2.74% zinc
FINISHED HOLES
SCALE
SECTION
PLAN
EL COMETA CLAIM
LA ESMERALDA - EL COMETA - SAN JUANICO SYSTEM

Figure provided by Endeavour Silver Corp.

Mineral Resources on the El Cometa property are quoted from the Micon March, 2010, Technical Report.

16.0      MINERAL PROCESSING AND METALLURGICAL TESTING

Endeavour Silver had a number of metallurgical tests conducted on the mineralization prior to January, 2008. The results of the 3 phases of testwork are contained in the March, 2008, SRK Technical Report. For completeness, the results of that testwork are summarized below. In 2010, Endeavour Silver conducted a flotation test on a sample of mineralized material from the San Juanico property.

16.1      PHASE 1 METALLURGICAL TESTING

Metallurgical testing was conducted on one sample of El Cometa mineralization submitted to the SGS de Mexico, S.A. de C.V. (SGS) laboratory in Durango, Mexico.

The main objective of the program was to assess the amenability of the sample to flotation, as well as the determining the Work Index. The flotation testwork was separated into five aspects:

1.	Grinding and flotation tests at different particle sizes.
2.	Tests with two different collectors.
3.	Sphalerite depressing tests using zinc sulphate.
4.	Optimization of collector addition.
5.	Final tests, based on the results of the earlier work.

16.1.1      Summary of Phase 1 Metallurgical Testing

The conclusions of the Phase 1 testwork were as follows:

  The initial test showed that it is possible to obtain a lead concentrate grading 55.5% lead and 5.0% zinc, and a zinc concentrate grading 52.4% zinc and 3.1% iron.

  SGS reported that it was possible to depress the iron in both concentrates, by adding cyanide.

  SGS also reported that recoveries could be improved if a second test program was performed.

16.2      PHASE 2 METALLURGICAL TESTING

Process Research Associates (PRA) in Vancouver, Canada, completed a second phase of metallurgical testwork to determine optimal recoveries for lead, zinc, gold and silver on a second sample of El Cometa mineralization.

PRA noted the following:

1.

Mineralogical work showed that sphalerite is the most abundant sulphide and is fairly coarse grained; next in abundance is galena, followed by pyrite and chalcopyrite with some of the chalcopyrite being oxidized to covellite. No free gold or silver minerals were reported in any of the 6 samples examined. The pyrite, covellite, chalcopyrite and some of the galena are fine grained and intergrown in the sphalerite.

2.

The gold and silver assays of the cleaned lead concentrate product by SGS suggested that the galena flotation is responsible for most of the gold and silver recovered but that the remaining gold and silver minerals do not respond to the zinc flotation conditions after lead flotation.

3.	The cleaned zinc concentrate carried little or no gold with some silver, probably from the slow floating lead reporting to the zinc concentrate.

4.	The SGS Phase 1 flotation testwork suggests that there are other gold/silver carriers in the mineral assemblage. These carriers could be chalcopyrite, pyrite, ruby silver or native gold and silver.

Several suggestions were made to improve recovery, especially for gold and zinc, by changing some reagents. Specifically:

  Gold recoveries might be increased by using the collector reagent dithiophosphate (eg. Cytec 404 or 477) instead of using xanthate343 and MIBC.

  The lead concentrate assays 5% zinc, recovering 7.3% of the zinc in the feed. With samples containing copper, such as is seen at El Cometa, the zinc sulphate will react with copper minerals to form copper sulphate which will promote sphalerite flotation, thus taking some of the zinc into the lead concentrate. To prevent this, the zinc sulphate reagent should be replaced with zinc oxide.

  A conditioning step before the lead flotation after the reagents are added is also recommended.

Endeavour Silver provided PRA with a new composite sample for the testwork.

16.2.1      Summary of Phase 2 Metallurgical Testing

  The test results showed that lead concentrates with grades ranging from 34.6% to 46.5% lead and zinc concentrates with grades ranging from of 34.6% to 45.9% zinc could be produced.

  Results from the Phase 2 metallurgical testing by PRA were not as good as the results achieved from earlier testing at the SGS-Durango laboratory.

  In particular, PRA was not able to duplicate the results of the best test (#16) done by SGS.

Possible explanations for the differences include the following:

  The feed grade for this sample was lower and this may have contributed somewhat to the poorer results. Notable was the high activity of zinc in the lead flotation, with an average of 37% of the zinc reporting to the lead concentrate.

  The xanthate used was from a different manufacturer, Prospec Chemicals rather than Cytec. However, the final flotation tails in both cases were similar even though the sample tested was slightly different in grade. The zinc in both samples tested was very active.

  Further tests were recommended to reduce the amount of zinc displaced to the lead product.

  Gravity recovery ahead of flotation was tested, as one of the objectives at PRA was to improve on the gold recovery. The preliminary gravity stand-alone test result was positive and additional testwork is warranted.

16.3      PHASE 3 METALLURGICAL TESTING

In January, 2008, Phase 3 metallurgical testing by SGS in Durango was conducted on the same sample of material tested by PRA in Vancouver, which is different from the sample used by SGS in Phase 1. PRA had not achieved the same results as SGS, so a third phase of testwork was run in an attempt to duplicate the recoveries for lead, zinc, gold and silver obtained by SGS in its first test program.

One mineralized sample (48 kg) was submitted to SGS.

Only one flotation test was carried out on this sample, using the same parameters as in Phase 1 Test 16, at a particle size of 70% passing 200 mesh.

16.3.1      Summary of Phase 3 Metallurgical Testing

  Phase 3 test results were similar to Phase 1.

  It is possible to obtain a lead concentrate grading: 59.32% lead and 7.18% zinc, and a zinc concentrate grading 52.91% zinc and 4.37% iron.

  It should also be possible to depress the iron in both concentrates by adding cyanide.

SRK in its March, 2008, Technical Report made the following observations regarding the metallurgical testwork.

“SRK considers the testwork to demonstrate that saleable zinc and lead concentrates can be produced using industry standard technology. Further work is required to refine some parameters which may improve results to date, further mineralogical testwork on a greater number of samples may assist in this process, a QEMSEM method is recommended.”

“Whilst SRK consider the metallurgical samples used to date to be reasonably representative of the mineralization at El Cometa, further variability testwork is recommended to assess how recovery is affected by grade, in each of the modelled deposit structures and to better represent the likely plant feed should the deposit be mined.”

“Generally speaking, the testwork grades are low compared to similar operations in the larger region. SRK recommends that Endeavour Silver assesses the likely mineral processing costs that would apply to such grades on the basis of the process parameters and recoveries determined to date.”

16.4      SAN JUANICO METALLURGICAL TESTING

In September, 2010, metallurgical flotation testing was conducted by SGS in Durango on a sample of material from the mineralized zone on the San Juanico property. One mineralized sample weighing 69 kg was submitted to SGS. This sample had similar grades to the metallurgical sample tested in 2008. The head assay for this sample is shown in Table 16.1.

Table 16.1
Head Assay for San Juanico Metallurgical Sample

Head Assay
Au g/t	Ag g/t	Pb %	Zn %	Cu %	Fe %
0.71	51	4.1	2.9	0.1	4.7

Table provided by Endeavour Silver Corp.

Four selective flotation tests were carried out on this sample using the same parameters used for mineralized material from the Cometa property tested in 2008 (Section 16.3) .

16.4.1      Summary of San Juanico Metallurgical Testing

  Testwork done on the San Juanico material indicated the possibility of obtaining a lead concentrate grading 50.9% lead, 8.9% zinc, 503 g/t silver and 6.75 g/t gold, and a zinc concentrate grading 36.8% zinc, 0.8% lead, 44 g/t silver, 1.37 g/t gold and 10.4% iron.

  In the lead circuit, metal recoveries were 79.1% for lead, 17.4% for zinc, 59.2% for silver and 48.1% for gold. In the zinc circuit, metal recoveries were 49.3% for zinc, 0.9% for lead, 4.2% for silver and 6.9% for gold.

  Unsatisfactory results were returned for both the lead and zinc circuits. San Juanico test results were poorer than those for the Cometa deposit done previously. Both the grade of the final concentrates and the recoveries were not as expected, because the expectation was to obtain similar results to those achieved in the previous work.

  In the case of the lead circuit, the recovery achieved with respect to the grind size is very similar in each study. It was observed that the results improve as the grind is made finer, because the lead grade in the concentrate is higher and the amount of zinc is lower, indicating greater selectivity.

  In the case of the zinc circuit, zinc recovery is low because a large proportion of the zinc remains in the lead circuit middlings. It is essential to improve the depression stage of sphalerite in the lead circuit. The best results were achieved with a particle size of 70% passing 75 μm (200 Tyler mesh).

  In summary, even when the head grade was similar, there were significant differences in the metallurgical behaviour and hardness of the San Juanico material. The San Juanico material was found to be harder than the El Cometa material tested in 2008.

  As determined in previous metallurgical studies, it should be possible to depress the iron in both concentrates by adding cyanide. As discussed in Section 16.2, gravity recovery ahead of flotation could improve gold recovery.

  The Arbolito mine which adjoins San Juanico to the north is processing ore at the Esmeralda flotation plant in Parral. The average head grades for the Arbolito mine average about 50 g/t silver, 0.60 g/t gold and 4 to 6% combined lead and zinc. Grades reported for the Arbolito mine are very close to those at San Juanico.

  Monthly metallurgical balance sheets from the Esmeralda plant, dating back to January, 2008, indicate significantly better metallurgical performance for ore produced from the Arbolito mine, compared to flotation tests on the San Juanico mineralization.

  Lead concentrates from the Arbolito mine have grades typically ranging from 50 to 65% lead, 5 to 7% zinc, 700 to 1,000 g/t silver and 8 to 12 g/t gold, with zinc concentrates typically ranging from 50 to 55% zinc, 1 to 2% lead, 70 to 90 g/t silver and 0.5 to 1.0 g/t gold.

  In the lead circuit, metal recoveries for Arbolito ore typically range from 65 to 70% for lead, 7 to 12% for zinc, 65 to 70% for silver and 60 to 70% for gold. In the zinc circuit, metal recoveries range from 63 to 72% for zinc, 1 to 2% for lead, 3 to 7% for silver and 3 to 7% for gold.

  Based on actual metallurgical performance realized from the Arbolito mine, it can reasonably be expected that the metallurgical performance of San Juanico mineralization should be better than that indicated by the flotation test performed to date.

  More flotation tests were recommended by SGS to take into account only the finest particle sizes (70 and 80% -200 mesh). SGS also recommended trying more aggressive depressant additions (zinc sulfate and sodium metabisulfite). Aerophine, which is more selective than xanthates, should also be tried.

  SGS further recommended that, once the best parameters in the flotation process are established, a locked cycle flotation test should be performed.

17.0      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Micon has been retained to provide an independent audit of the October 27, 2010, mineral resource estimate generated on the Parral Project by Endeavour Silver. Endeavour Silver’s mineral resource estimate is an in-house estimate based on further exploration conducted in 2010, after the publication of the March, 2008, SRK and March, 2010, Micon Technical Reports. Micon’s audit was conducted to ensure that the resource estimate complied with the CIM standards and definitions as required by NI 43-101.

17.1      GEOLOGICAL MODELING

Endeavour Silver’s October, 2010, mineral resource estimate for the Parral Project was generated using Vulcan geological modeling software. Three-dimensional (3-D) wireframe models were constructed of the three major structures: La Estrella vein, El Cometa vein and Consuelo Breccia. A 1.5 m minimum mining width was used, along with a minimum in-situ metal value of US $100/t, in an attempt to simulate the selective mining method envisioned for the Parral Project. Where only a low-grade composite was found (with an in-situ metal value of less than US $100/t), a 1.5 m true vein width was modeled. In some areas, the wireframe boundary was expanded, beyond the 1.5 m minimum width, to accommodate thicker vein intersections.

For the October, 2010, mineral resource estimate, 3-D wireframe modeling was also done for the high grade portion of the El Cometa vein which is contained within the geological boundary defining the vein. A high grade vein resource model for the El Cometa and San Juanico properties gives a better overall NSR. The continuity of the high-grade portion of the vein is also more predictable from one drill hole to the next.

17.2      STATISTICAL AND SPATIAL ANALYSIS

The database used for estimation of the Parral Project mineral resources consists of 66 drill holes, with a total of 6,484 samples assayed for silver, gold, lead, zinc and copper. Drill hole spacing averaged approximately 51 m close to the surface but considerably more in holes drilled to test deeper areas of the El Cometa vein.

A total of 918 samples, representing 542.7 m of drilling, occurred in the 3 veins of interest and only these were used for geological modeling and resource estimation. The vein sample statistics are summarized in Table 17.1.

Endeavour Silver carried out several studies of the variography for silver, gold, lead and zinc in the general direction of the strike and dip of El Cometa vein on the Parral Project. The variography clearly defined both small scale and large scale variability in the deposit. Variogram calculations used the grade multiplied by thickness parameter.

Table 17.1
Summary Raw Statistics of the Parral Project Vein Samples
(Geo = Geological Model, HG = High Grade Model, CM = Cometa and SJ = San Juanico)

Metal	Descriptive Statistics	Geo CM-SJ	Geo CM	Geo SJ	HG CM-SJ	HG CM	HG SJ
Gold (ppm)	Count	482	244	238	437	277	160
	Mean	0.75	1.00	0.50	0.99	1.20	0.61
	Standard deviation	1.33	1.66	0.82	2.61	3.18	0.96
	Range	11.38	11.38	9.57	43.60	43.60	9.57
	Minimum	0.03	0.03	0.03	0.01	0.01	0.03
	25th Percentile (Q1)	0.13	0.20	0.10	0.17	0.20	0.13
	50th Percentile (Median)	0.38	0.49	0.29	0.43	0.46	0.38
	75th Percentile (Q3)	0.77	1.02	0.65	0.89	1.05	0.72
	Maximum	11.40	11.40	9.60	43.60	43.60	9.60
Silver (ppm)	Count	482	244	238	437	277	160
	Mean	46	44	47	54	49	63
	Standard deviation	95	90	99	101	90	117
	Range	860	788	860	861	789	860
	Minimum	3	3	3	2	2	3
	25th Percentile (Q1)	6	5	6	9	8	11
	50th Percentile (Median)	17	15	18	25	22	30
	75th Percentile (Q3)	44	44	44	55	52	61
	Maximum	862	790	862	862	790	862
Lead (%)	Count	482	244	238	437	277	160
	Mean	2.24	2.35	2.14	2.69	2.63	2.80
	Standard deviation	3.56	3.48	3.65	3.77	3.47	4.24
	Range	25.73	19.96	25.73	25.74	19.99	25.72
	Minimum	0.02	0.04	0.02	0.01	0.01	0.03
	25th Percentile (Q1)	0.29	0.42	0.22	0.37	0.46	0.24
	50th Percentile (Median)	0.88	1.00	0.70	1.38	1.54	1.19
	75th Percentile (Q3)	2.60	2.70	2.42	3.43	3.38	3.59
	Maximum	25.75	20.00	25.75	25.75	20.00	25.75
Zinc (%)	Count	482	244	238	437	277	160
	Mean	2.08	2.33	1.82	2.53	2.68	2.27
	Standard deviation	2.67	2.90	2.39	3.05	3.21	2.74
	Range	15.73	15.73	13.80	17.83	17.83	13.77
	Minimum	0.02	0.02	0.05	0.02	0.02	0.08
	25th Percentile (Q1)	0.36	0.42	0.31	0.40	0.50	0.31
	50th Percentile (Median)	0.99	1.22	0.75	1.30	1.49	1.05
	75th Percentile (Q3)	2.75	2.97	2.52	3.50	3.66	3.09
	Maximum	15.75	15.75	13.85	17.85	17.85	13.85

Table provided by Endeavour Silver Corp.

17.3      CAPPING OF HIGH GRADE ASSAYS

Endeavour Silver developed basic statistical parameters for silver, gold, lead and zinc assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. For this purpose, Endeavour Silver elected to top-cut high assays and make equal length composites within each zone. To determine appropriate capping values for each zone, cumulative frequency plots were examined and a capping threshold was selected (Figures 17.1 to 17.8) . The capping grades used for each metal are shown in Tables 17.2 and 17.3.

For the October, 2010, mineral resource estimate, separate capping levels were applied to assays for the El Cometa and San Juanico mineralized zones. Geologically, they are the same vein (El Cometa vein) but a distinct difference was noticed between the grades for each zone. The Cometa property is richer in gold and zinc than the San Juanico property. On the San Juanico property, as well as at the Arbolito mine further to the north, gold and zinc grades are significantly lower, while lead and silver remain essentially similar. Applying different capping levels to each zone was considered appropriate to take into account the differences in the grades for each area.

Table 17.2
Summary of the Capping Grades used for the Various Metals at the El Cometa Property

Metal	Capping Value
Gold	3.32 g/t
Silver	216 g/t
Copper	none
Lead	9.78%
Zinc	10.25%

Table provided by Endeavour Silver Corp.

Table 17.3
Summary of the Capping Grades used for the Various Metals at the San Juanico Property

Metal	Capping Value
Gold	2.05 g/t
Silver	257 g/t
Copper	none
Lead	10.35%
Zinc	8.25%

Table provided by Endeavour Silver Corp.

Figure 17.1
Cumulative Frequency Plot for Gold (g/t) for the El Cometa Property

Figure 17.2
Cumulative Frequency Plot for Silver (g/t) for the El Cometa Property

Figure 17.3
Cumulative Frequency Plot for Lead (%) for the El Cometa Property

Figure 17.4
Cumulative Frequency Plot for Zinc (%) for the El Cometa Property

Figure 17.5
Cumulative Frequency Plot for Gold (g/t) for the San Juanico Property

Figure 17.6
Cumulative Frequency Plot for Silver (g/t) for the San Juanico Property

Figure 17.7
Cumulative Frequency Plot for Lead (%) for the San Juanico Property

Figure 17.8
Cumulative Frequency Plot for Zinc (%) for the San Juanico Property

17.4      SAMPLE COMPOSITES

Endeavour Silver composited assays on equal lengths of 1.0 m. If any remnants remained, the composite interval was extended to include the remnant sample. Compositing was done on the capped values of the samples.

Table 17.8 summarizes the statistics of the capped composites.

Table 17.4
El Cometa Property: Vein Composite Summary Statistics (Capped)

La Estrella	length (m)	Au_cap (g/t)	Ag_cap (g/t)	Cu (%)	Pb_cap (%)	Zn_cap (%)
Count	58	58	58	58	58	58
Mean	0.65	0.47	38	0.04	2.02	2.57
Standard deviation	0.22	0.54	55	0.06	2.48	2.78
Range	0.90	2.84	211	0.31	9.70	10.21
Minimum	0.30	0.05	5	0.00	0.01	0.04
25th Percentile (Q1)	0.50	0.10	6	0.01	0.26	0.60
50th Percentile (Median)	0.58	0.29	20	0.02	1.14	1.56
75th Percentile (Q3)	0.80	0.58	39	0.04	2.91	3.81
Maximum	1.20	2.89	216	0.32	9.71	10.25
CV	0.35	1.15	1.45	1.47	1.23	1.08
IQR	0.30	0.48	33	0.03	2.65	3.21

El Cometa	length (m)	Au_cap (g/t)	Ag_cap (g/t)	Cu (%)	Pb_cap (%)	Zn_cap (%)
Count	339	339	339	339	339	339
Mean	0.58	0.75	50	0.14	2.56	2.46
Standard deviation	0.22	0.82	59	0.24	2.84	2.68
Range	1.00	3.27	252	1.76	10.32	10.23
Minimum	0.20	0.05	5	0.00	0.03	0.02
25th Percentile (Q1)	0.40	0.20	10	0.02	0.41	0.39
50th Percentile (Median)	0.55	0.48	28	0.05	1.51	1.31
75th Percentile (Q3)	0.70	0.95	64	0.13	3.65	3.57
Maximum	1.20	3.32	257	1.76	10.35	10.25
CV	0.38	1.09	1.19	1.73	1.11	1.09
IQR	0.30	0.75	54	0.11	3.24	3.18

HWECV	length (m)	Au_cap (g/t)	Ag_cap (g/t)	Cu (%)	Pb_cap (%)	Zn_cap (%)
Count	37	37	37	37	37	37
Mean	0.75	0.86	22	0.11	1.95	1.95
Standard deviation	0.27	1.13	27	0.24	2.24	2.48
Range	1.35	3.32	134	1.41	9.76	10.23
Minimum	0.20	0.01	3	0.00	0.02	0.02
25th Percentile (Q1)	0.60	0.17	5	0.01	0.33	0.28
50th Percentile (Median)	0.75	0.37	10	0.03	1.06	0.95
75th Percentile (Q3)	0.95	0.90	30	0.10	2.70	2.46
Maximum	1.55	3.32	137	1.41	9.78	10.25
CV	0.36	1.31	1.26	2.23	1.15	1.27
IQR	0.35	0.74	25	0.09	2.37	2.18

Table provided by Endeavour Silver Corp.

17.5      BLOCK MODEL DESCRIPTION

The resource block models for the El Cometa deposits were constructed in rotated space to fit the general dip and strike of the Cometa vein system, (180° azimuth and -63° dip for the Cometa vein and 56° dip for the Hangingwall Cometa and Estrella veins). A block size of 25 m (northing) by 25 m (easting) was used in the plane of the vein and the length across the structures (z) varied so that a single block covered the entire vein thickness.

17.6      GRADE INTERPOLATION

The method used by Endeavour Silver for silver, gold, lead and zinc grade interpolation was Ordinary Kriging (OK).

To assign grades to the blocks, a two pass approach was taken. The first pass was used to assign grades to the indicated resource blocks. The search radii used in the first pass for all mineralized structures was 50 m x 50 m x 25 m. The second pass search, with radii of 200 m x 150 m x 50 m, was used to estimate the inferred resource block grades. The second pass was also the same for all vein structures. The size of the search ellipsoids was based on the results of the variograms. Table 17.5 summarizes the search ellipses used in the Parral Project resource estimation.

Table 17.5
Summary of Search Ellipses used in the Parral Project Estimation

Pass	Major axis (m)	Semi-Major axis (m)	Minor axis (m)	Minimum # of samples	Maximum # of samples
1	50	50	25	2	24
2	200	150	50	2	24

Table provided by Endeavour Silver Corp.

The minimum number of samples used in the grade estimation of each block was 2 and maximum 24. The minimum width of the wireframes constructed for mineralized structures was set at 1.5 m. Thus, it was decided that a minimum of two 1.0 m length composites would be required to make an estimate. The average number of composites per drill hole was four. Twenty four composites were selected as a maximum to ensure that at least 4 holes would be used to estimate the grade of a block.

A bulk density of 2.95 t/m3 was assigned to all blocks.

17.7      MICON’S BLOCK MODEL VALIDATION, PARRAL PROJECT

Micon was provided with the four resource models for Parral Project. The methodology adopted in developing the block models has been described above and is summarized in Table 17.6. For the El Cometa and San Juanico veins, the resources were defined based on two parameters separately, in order to understand the difference between the two areas. 3-D wireframes were created based on geology and an additional set of 3-D wireframes was created using only grade data, without considering the geology. The first model will be referred to as the geology model and the second one as the grade model.

Table 17.6
Summary of Resource Evaluation Parameters

	Parameter	El Cometa	San Juanico	Hangingwall- El Cometa	La Estrella
	No. of drill holes	33	34	11	16
	Capping	95th Percentile	95th Percentile	95th Percentile	95th Percentile
	Metal prices used	Au-US$32.15/gram, Ag- US$0.51/gram, Zn- US$ 1,432.98/ton, Pb- US$ 1,432.98/ ton, Cu- US$ 5,511.46/ ton
	Compositing	1 m	1 m	1 m	1 m
	Block size	25 x 25 and variable across the width of the vein	25 x 25 and variable across the width of the vein	25 x 25 and variable across the width of the vein	25 x 25 and variable across the width of the vein
	Interpolation method	Ordinary Kriging	Ordinary Kriging	Ordinary Kriging	Ordinary Kriging
	Ranges used (major, semi- major, minor)	1st- 50 x 50 x 25, 2nd-200 x 150 x 50	1st- 50 x 50 x 25, 2nd-200 x 150 x 50	1st- 50 x 50 x 25, 2nd-200 x 150 x 50	1st- 50 x 50 x 25, 2nd-200 x 150 x 50
Number of samples	Min.	2	2	2	2
	Max.	24	24	24	24
	Tonnage conversion factor	2.95	2.95	2.95	2.95
	Categorization	indicated (30 m drill radius), inferred (between 30 m and 100 m)	indicated (30 m drill radius), inferred (between 30 m and 100 m)	indicated (30 m drill radius), inferred (between 30 m and 100 m)	indicated (30 m drill radius), inferred (between 30 m and 100 m)

Micon carried of several checks to validate the mineral resources, starting from the application of appropriate capping through to estimation. The validation consisted of:

1.	Outlier study.

2.	De-cluster analysis.

3.	Grade distribution-swath plots.

17.7.1      Outlier Study

Endeavour Silver carried out a separate capping analysis for the El Cometa and San Juanico properties. Though both areas represent the same vein and the boundary between the two properties is only a legal boundary, Endeavour Silver decided to treat the two datasets separately, based on the grade distributions of the different elements. Micon agrees with this procedure.

Micon prepared cumulative normal distribution plots to analyze outliers. The samples were extracted using the code for each vein provided by Endeavour Silver. Cumulative normal distribution plots were made using the rank method. The outlier value is identified as the inflection point from a straight line. The plots for silver, gold, lead and zinc, with the capping values used by Endeavour Silver, are provided in Figures 17.9 through 17.16. In all cases, the capping value used was of the 95th percentile which, in Micon’s opinion, is appropriate.

Figure 17.9
Cumulative Normal Distribution Plot for Silver (g/t), El Cometa Property

Figure 17.10
Cumulative Normal Distribution Plot for Gold (g/t), El Cometa Property

Figure 17.11
Cumulative Normal Distribution Plot for Lead (%), El Cometa Property

Figure 17.12
Cumulative Normal Distribution Plot for Zinc (%), El Cometa Property

Figure 17.13
Cumulative Normal Distribution Plot for Silver (g/t), San Juanico Area

Figure 17.14
Cumulative Normal Distribution Plot for Gold (g/t), San Juanico Area

Figure 17.15
Cumulative Normal Distribution Plot for Lead (%), San Juanico Area

Figure 17.16
Cumulative Normal Distribution Plot for Zinc (%), San Juanico Area

17.7.2      De-Cluster Analysis

The capped samples were de-clustered to the parent block size of 25 x 25 along both the strike and dip direction of the vein. The size of the window selected is close to the general drill spacing of the deposit. The exercise was carried out separately for the El Cometa and San Juanico areas and the Hangingwall Cometa and La Estrella veins. Scatter plots for the El Cometa and San Juanico properties were combined as they are part of the same vein. For the El Cometa and San Juanico veins, both the geology model and the grade model were reviewed. The results are shown in Figures 17.17 to 17.26.

Figure 17.17
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Silver (g/t) for the El Cometa and San Juanico Properties.

Figure 17.18
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Gold (g/t) for the El Cometa and San Juanico Properties

Figure 17.19
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Copper (%) for
the El Cometa and San Juanico Properties.

Figure 17.20
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Lead (%) for the
El Cometa and San Juanico Properties.

Figure 17.21
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Zinc (%) for the
El Cometa and San Juanico Properties

Figure 17.22
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Silver (g/t) for
the Hangingwall Cometa Vein and the La Estrella Vein

Figure 17.23
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Gold (g/t) for the
Hangingwall Cometa Vein and the La Estrella Vein.

Figure 17.24
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Copper (%) for
the Hangingwall Cometa Vein and the La Estrella Vein

Figure 17.25
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Lead (%) for the
Hangingwall Cometa Vein and the La Estrella Vein

Figure 17.26
Scatter Plot between De-clustered Drill Hole Data and Estimated Block Model Data for Zinc (%) for the
Hangingwall Cometa Vein and the La Estrella Vein

Taken overall, the data presented in Figures 17.17 to 17.26 support the conclusion that the local grade estimates for the blocks in the model are reasonable and that the drill hole results are appropriately represented in the block model. While there are indications of occasional underestimation or overestimation of grade, these generally do not exceed 10% and do not have a material effect on the global estimation of grade.

17.7.3 Grade Distribution-Swath Plots

While the local grade estimates were verified using the scatter plots discussed above, global estimates were reviewed using swath plots. Section lines were drawn at 100 m intervals in the Y direction and each of the section lines was converted to 3-D blocks, with a range of influence of 50 m on either side. Each block was then marked with a number, as shown in Figure 17.27. The average grades for each element at zero cut-off were calculated for both the original samples and the block model. The results are provided in Figures 17.28 to 17.42.

Figure 17.27
Section Interval of 100 m for the Parral Area

E
S
0
500
1000
Block I
Block II
Block III
Block IV
Block V
Block VI
Block VII
Block VIII
Block IX
Block X
Block XI
Block XII
Block XIII

Figure 17.28
Swath Plot for Silver (g/t) for the El Cometa and San Juanico Properties using Geology Model

Figure 17.29
Swath Plot for Gold (g/t) for the El Cometa and San Juanico Properties using Geology Model

Figure 17.30
Swath Plot for Copper (%) for the El Cometa and San Juanico Properties using Geology Model

Figure 17.31
Swath Plot for Lead (%) for the El Cometa and San Juanico Properties using Geology Model

Figure 17.32
Swath Plot for Zinc (%) for the El Cometa and San Juanico Properties using Geology Model

Figure 17.33
Swath Plot for Silver (g/t) for the El Cometa and San Juanico Properties using Grade Model

Figure 17.34
Swath Plot for Gold (g/t) for the El Cometa and San Juanico Properties using Grade Model

Figure 17.35
Swath Plot for Copper (%) for the El Cometa and San Juanico Properties using Grade Model

Figure 17.36
Swath Plot for Lead (%) for the El Cometa and San Juanico Properties using Grade Model

Figure 17.37
Swath Plot for Zinc (%) for the El Cometa and San Juanico properties using Grade Model

Figure 17.38
Swath Plot for Silver (g/t) for the Hangingwall Cometa and La Estrella Veins

Figure 17.39
Swath Plot for Gold (g/t) for the Hangingwall Cometa and La Estrella Veins

Figure 17.40
Swath Plot for Copper (%) for the Hangingwall Cometa and La Estrella Veins

Figure 17.41
Swath Plot for Lead (%) for the Hangingwall Cometa and La Estrella Veins

Figure 17.42
Swath Plot for Zinc (%) for the Hangingwall Cometa and La Estrella Veins

Based on the swath plots, it can be concluded that, in the case of the El Cometa and San Juanico properties, the global estimate is reasonable. In the case of the Hangingwall Cometa property and La Estrella veins, there is visible grade smearing. This may be attributed to the significantly smaller amount of information (drilling data) available for these two veins.

Based on the overall analysis, the resource models for all the veins are considered reasonable and may be used as the basis of a preliminary economic assessment (scoping study). Any other detailed study based on the information provided by these resource models may require additional drilling and re-evaluation, especially for the Hangingwall Cometa and La Estrella veins.

The resource was categorized based on drill spacing. Areas where the drill spacing was 30 m x 30 m were categorized as Indicated Resources and areas with between 30 m and 100 m spacing were classed as Inferred Resources. Micon concurs with the classification scheme used by Endeavour Silver for the Parral Project.

17.7.4      Selection of Block Model for the El Cometa and San Juanico Properties

Micon believes that, while the geology model provides easy identification of different rock types, the block models developed using grade information only provide an indication of the areas with the potential for selective mining of higher grade material. Micon suggests using geology 3-D wireframes to plan future drilling, but using the grade model as the basis for resource estimation and mining studies.

Micon has estimated the mineral resources at the Parral Project for each grade model at different NSR cut-offs, and the results are summarized in Table 17.7.

Micon has evaluated the technical and economic criteria upon which the resource estimate is based, and has concluded that the mineral resource estimate based on an NSR cut-off of US $40/t satisfies the CIM definitions for a mineral resource, which require that “there are reasonable prospects for eventual economic extraction”

17.8      ENDEAVOUR SILVER MINERAL RESOURCE ESTIMATE AS OF OCTOBER 27, 2010

The Parral Project mineralization is polymetallic and, for this reason, each sampled intersection was assigned a value based on the estimated net smelter return. The economic assumptions used to calculate the NSR are summarized in Table 17.8. Metal prices were based on the budget numbers for gold and silver that Endeavour Silver used for 2010 and the London lead and zinc prices in July, 2010 The metallurgical recovery is based on the metallurgical testwork described in Section 16. Endeavour Silver plans to produce zinc and lead concentrates for sale to a Mexican smelter, if the property is brought to production.

Table 17.7
Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parametr
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

The cut-off NSR value for reporting mineral resources was based on a review of operating costs at existing Endeavour Silver operations. The review indicated that a total operating cost of approximately US $55/t, and a direct operating cost of approximately US $40/t, can be expected for Endeavour Silver’s Parral Project.

The mineral resources for the Parral Project, at a NSR cut-off of US $40/t, are summarized in Tables 17.9 and 17.10. Figures 17.43, 17.44 and 17.45 are longitudinal sections showing the resources for the El Cometa vein, the Hangingwall Cometa vein and the La Estrella vein, respectively, based on the NSR values.

Table 17.8
Mineral Resources of the Parral Project at Different NSR Cut-off (Derived from the Grade Model)

Area	NSR Cut-off ($US)	Indicated Resource							Inferred Resource
		Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/ tonne ($US)	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/ Tonne ($US)
El Cometa- High Grade Vein	0	918.4	48.77	0.94	0.19	2.66	2.81	74.10	851.6	59.80	0.92	0.26	2.18	2.10	69.73
	30	868.4	51.08	0.98	0.20	2.77	2.88	77.09	833.7	60.87	0.94	0.26	2.21	2.11	70.75
	40	829.8	52.47	1.01	0.21	2.85	2.92	79.00	784.0	63.64	0.98	0.28	2.27	2.11	73.01
	50	750.9	54.83	1.04	0.21	3.02	3.06	82.58	731.6	66.21	0.98	0.29	2.37	2.14	74.90
	60	596.0	58.81	1.13	0.23	3.24	3.38	89.46	624.6	69.95	1.01	0.31	2.48	2.24	78.14
	80	433.2	61.00	1.24	0.20	3.49	3.69	96.29	217.6	73.61	1.51	0.17	2.66	2.75	95.17
	100	118.4	92.64	1.49	0.18	3.80	3.52	114.17	75.7	94.49	2.06	0.11	2.23	2.18	108.18

San Juanico- High Grade Vein	0	608.8	48.91	0.54	0.08	2.33	2.17	58.76	393.8	67.18	0.70	0.08	3.10	2.49	76.35
	30	515.3	55.04	0.60	0.10	2.66	2.41	66.08	366.0	71.37	0.74	0.08	3.32	2.65	81.14
	40	422.9	58.09	0.66	0.10	3.03	2.66	72.65	346.9	73.15	0.76	0.09	3.45	2.73	83.61
	50	344.4	64.50	0.73	0.11	3.29	2.77	79.12	307.2	78.01	0.81	0.08	3.65	2.83	88.54
	60	266.9	70.13	0.81	0.10	3.60	2.95	86.23	265.4	85.15	0.88	0.08	3.81	2.87	93.94
	80	174.5	72.27	0.89	0.10	4.08	3.40	95.07	218.8	94.01	0.96	0.06	3.96	2.83	99.87
	100	36.9	59.44	0.87	0.17	5.74	5.15	112.64	83.9	82.36	1.03	0.06	5.36	3.50	111.88

Hangingwall Cometa vein	0	263.6	21.34	0.97	0.09	1.92	1.85	54.43	53.2	26.91	1.18	0.05	1.85	0.95	55.37
	30	172.9	29.15	1.39	0.11	2.63	2.38	75.06	46.5	30.03	1.32	0.05	1.97	0.81	59.84
	40	147.8	32.23	1.58	0.12	2.82	2.43	82.20	46.5	30.03	1.32	0.05	1.97	0.81	59.84
	50	132.1	34.08	1.68	0.13	2.95	2.47	86.40	43.4	30.37	1.34	0.05	2.00	0.83	60.68
	60	109.3	36.84	1.91	0.13	3.09	2.31	92.65	12.6	30.90	1.49	0.12	2.43	1.63	72.01
	80	82.7	41.21	2.14	0.12	3.34	2.26	100.99
	100	32.7	35.04	2.02	0.19	3.66	4.13	109.26

La Estrella Vein	0	305.5	35.45	0.47	0.03	2.21	2.74	55.10	34.3	48.43	0.42	0.04	1.93	2.55	55.04
	30	284.5	36.96	0.50	0.03	2.31	2.86	57.61	134.3	48.43	0.42	0.04	1.93	2.55	55.04
	40	230.5	33.34	0.54	0.04	2.69	3.32	62.99	125.5	48.07	0.43	0.04	2.01	2.66	56.44
	50	170.3	35.75	0.57	0.04	3.06	3.69	69.27	79.1	49.81	0.45	0.04	2.26	3.11	62.04
	60	97.3	34.57	0.58	0.04	3.83	4.66	80.46	38.9	52.55	0.46	0.05	2.70	4.04	71.63
	80	60.4	22.06	0.67	0.04	4.16	6.25	89.79	6.3	21.22	0.44	0.06	3.59	6.96	84.00
	100	3.0	25.88	1.14	0.01	5.73	6.27	113.94

Note: Yellow highlight indicates the NSR Cut-off used for reporting the mineral resource estimate.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 27, 2010, mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Endeavour Silver can use the mineral resource estimate as a basis for further exploration and economic evaluation of the Parral Project.

Micon believes that currently no environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the Parral Project.

Table 17.9
Parral Project Mineral Resource Estimate as of October 27, 2010 (NSR Cut-off US $40)

Area	Indicated Resource							Inferred Resource
	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)
El Cometa- High Grade Vein	829.8	52.47	1.01	0.21	2.85	2.92	79.00	784.0	63.64	0.98	0.28	2.27	2.11	73.01
San Juanico- High Grade Vein	422.9	58.09	0.66	0.10	3.03	2.66	72.65	346.9	73.15	0.76	0.09	3.45	2.73	83.61
Hangingwall Cometa vein	147.8	32.23	1.58	0.12	2.82	2.43	82.20	46.5	30.03	1.32	0.05	1.97	0.81	59.84
La Estrella Vein	230.5	33.34	0.54	0.04	2.69	3.32	62.99	125.5	48.07	0.43	0.04	2.01	2.66	56.44
Total	1,631.0	49.39	0.90	0.15	2.87	2.86	75.38	1,302.9	63.47	0.88	0.20	2.55	2.28	73.77

Table 17.10
Summary of the Parral Project Mineral Resource Estimate as of October 27, 2010 (NSR Cut-off US $40)

Resource Category	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)
Indicated	1,631.0	49.39	0.90	0.15	2.87	2.86	75.38
Inferred	1,302.9	63.47	0.88	0.20	2.55	2.28	73.77

Figure 17.43
Longitudinal Section showing the Resources for the El Cometa Vein

S
LONGITUDINAL SECTION EL COMETA VEIN
S-N LOOKING AT WEST
N
ENDEAVOUR SILVER
NSR LEGEND
> $100
$80 - $100
$60 - $80
$50 - $60
$40 - $50
< $40
FINISHED HOLES
EL COMETA SHAFT
SAN JUANICO SHAFT
DOLORES SHAFT
EL JAZMIN CLAIM
EL COMETA CLAIM
AMP. DE SAN JUANICO CLAIM
DOLORES CLAIM
SCALE
0 25 50 100 200
Meters

Figure provided by Endeavour Silver Corp.

Figure 17.44
Longitudinal Section showing the Resources for the Hangingwall Cometa Vein

Figure 17.45
Longitudinal Section showing the Resources for the La Estrella Vein

18.0      OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Endeavour Silver’s El Cometa and San Juanico properties within the Parral Project is included in other sections of this report.

19.0      INTERPRETATION AND CONCLUSIONS

19.1      GENERAL

Endeavour Silver first acquired the rights to the El Cometa property in August, 2006, when its Mexican subsidiary Minera Plata optioned the property from the registered owner. In August, 2009, Minera Plata exercised its purchase option by making the final payment, and Minera Plata currently holds a 100% undivided interest in the El Cometa property. Also in 2009, Endeavour Silver announced that it had acquired an option to purchase the San Juanico property, located adjacent to the El Cometa property. The El Cometa and San Juanico properties constitute the current components within Endeavour Silver’s Parral Project.

SRK generated a mineral resource estimate based on Endeavour Silver’s 2006 to 2007 drilling results, with the details of the estimate published in a March, 2008, Technical Report.

It is not known if there were any historical resource and reserve estimates completed on the El Cometa property prior to the March, 2008, SRK Technical Report. However, since there was only limited historical production and no previous drilling, it is reasonable to assume that no historical resource or reserve estimates were completed on the property.

Subsequent to the SRK report, Micon audited Endeavour Silver’s December 31, 2008, mineral resource estimate which was based on drilling completed since the publication of the SRK report. The Micon Technical Report was published in March, 2010. Since December, 2008, Endeavour Silver has conducted further exploration drilling in 2010, on the San Juanico property. The drilling on the San Juanico property was conducted to define the extension of the mineralization located on the El Cometa property.

Micon has reviewed Endeavour Silver’s 2010 drilling program on the San Juanico property. Micon believes that, in light of the information provided, Endeavour Silver met its objectives of expanding the resources for the El Cometa deposit on the San Juanico property. The information obtained by Endeavour Silver will assist it in further evaluating the vein structures on the property and the nature of the remaining work to be conducted at the site. However, based on the results of the 2010 drilling program, Endeavour Silver has decided to defer any further work on the Parral Project, pending a thorough review of all exploration results accumulated to date.

Micon has reviewed Endeavour Silver’s sample preparation, analysis and security procedures and believes that it follows the “Exploration Best Practices Guidelines” as established by the CIM and published in August, 2000. Further, Micon believes that the results obtained as a result of Endeavour Silver’s QA/QC program demonstrate that the drill hole and assay database is suitable for use as the basis for a resource estimate.

As a result of the drilling performed in 2010, Endeavour Silver has undertaken a new resource estimate as of October 27, 2010. Micon was again asked to audit this resource estimate to ensure its compliance with CIM definitions and standards for such estimates.

19.2    2010 RESOURCE ESTIMATE

The mineralization is polymetallic and, for this reason, each sampled intersection was assigned a value based on the estimated net smelter return (NSR). The economic assumptions used to calculate the NSR are summarized in Table 19.1. Metal prices were based on the budget numbers for gold and silver that Endeavour used for 2010 and the London lead and zinc prices in July, 2010. The metallurgical recovery is based on the metallurgical testwork described in Section 16. Endeavour Silver plans to produce zinc and lead concentrates for sale to a Mexican smelter if the property is brought into production.

Table 19.1
Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

The cut-off NSR value for reporting mineral resources was based on a review of operating costs at existing Endeavour Silver operations. The review indicated that a total operating cost of approximately US $55/t, and a direct operating cost of approximately US $40/t, can be expected for Endeavour Silver’s Parral Project.

The mineral resources for the Parral Project, at an NSR cut-off of US $40/t, are summarized in Table 19.2.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 27, 2010, mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Endeavour Silver can use the mineral resource estimate as a basis for further exploration and economic evaluation of the Parral Project.

Micon believes that currently no environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the Parral Project.

Table 19.2
Summary of the Parral Project Mineral Resource Estimate as of October 27, 2010 (NSR Cut-off US $40)

Resource Category	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)
Indicated	1,631.0	49.39	0.90	0.15	2.87	2.86	75.38
Inferred	1,302.9	63.47	0.88	0.20	2.55	2.28	73.77

19.3     CONCLUSIONS

Micon has reviewed Endeavour Silver’s initial QA/QC protocols and generally agrees with them. It should be noted that, during the 2008 drilling program, standards were not immediately available and therefore were not inserted into the sample stream of the earlier drill holes. It is understood that Endeavour Silver undertook check analyses of the earlier samples prior to the current resource estimate.

Through acquiring the El Cometa and San Juanico properties, Endeavour Silver is in the position of having acquired a property in a historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The properties hold the potential for the discovery of mineralized deposits of similar character and grade as those exploited in the district in the past.

The Parral Project should be considered as a mid-stage exploration project upon which Endeavour Silver has begun to conduct further exploration and drilling in order to gain a better understanding of the nature and extent of the mineralization located on both the El Cometa and San Juanico properties.

20.0      RECOMMENDATIONS

The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant. However, based on the results obtained from the 2010 drilling program Endeavour Silver has decided to defer any further work on the Parral Project for the time being pending a further review of the project. Since Endeavour Silver is putting the Parral Project on hold pending a review, the only money budgeted for 2011 is the holding cost for the property plus any obligations as per its agreements with the vendors (Phase 1). However, Endeavour Silver may decide to conduct further work (Phase 2) comprised of a bulk sample, further metallurgical testing and a preliminary economic assessment. If Endeavour Silver decides to conduct further work it has budgeted approximately US $500,000 to cover the Phase 2 work program. Endeavour Silver’s budget to hold the Parral Project and fulfill any obligations, and to conduct the Phase 2 program if it proceeds, is summarized in Table 20.1

Table 20.1
Parral Property – Exploration Budget for 2011

Phase	Activity Description (units)	Units	Unit Cost (US $)	Total Cost (US $)
Phase 1	Consultants (days)	5	1,200	6,000
	Taxes and fees			1,000
	San Juanico option payment (February, 2011)	1	30,000	30,000
	Miscellaneous expenses			3,000
	Total			40,000
Phase 2	Bulk sample			100,000
	Metallurgical testing			200,000
	Preliminary assessment study			200,000
	Total			500,000
Phase 1 and Phase 2	Total (Both Phases)			540,000

Table supplied by Endeavour Silver Corp.

Micon recommends that Endeavour Silver conducts its review (Phase 1) as proposed prior to determining whether or not to commit additional funds to exploration of the Parral Project.

Micon agrees with the general direction of Endeavour Silver’s programs for the properties and recommends that desktop studies be conducted over the greater Parral region in search of opportunities to expand the land holding and resources. After auditing the geological models and mineral resource estimates generated by Endeavour Silver, Micon finds the methodology to be acceptable for use on the Parral Project and makes the following recommendations for improvements to be applied to future estimates:

1.	Validating the resource estimate by an alternative method of estimation will give greater confidence in the resource figures.

2.	Detailed geological modeling will result in improved variography and a better definition of the mineralization domains.

MICON INTERNATIONAL LIMITED

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	December 15, 2010

“Charley Z. Murahwi”

Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM
Senior Geologist	December 15, 2010

“Dibya Kanti Mukhopadhyay”

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM
Senior Mineral Resource Geologist	December 15, 2010

21.0      REFERENCES

Clark, K.F. and Melendez L.R., (1994), Gold and Silver Deposits in Mexico, contained in the MDRU Short Course #16, Metallogeny of Mexico, Short Course notes, Unpagenated.

Dominguez, H., (1902), The District of Hidalgo del Parral, Mexico, in 1820, contained in the Transactions of the American Institute of Mining Engineers, Volume XXXII, pages 459 to 477

Flippin, J.R. (1889), Sketches from the Mountains of Mexico, 433 p.

Lewis, W.J. and Stubens, T.C., (2010), NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project (El Cometa Property), Chihuahua State, Mexico, 99 p.

Southworth, J. R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

SRK Consulting, (2008), NI 43-101 Technical Report Audit of the Resource Estimate for the El Cometa Project, Chihuahua State, Mexico, 55 p.

22.0      CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As a co-author of this Technical Report on the Parral Project for Endeavour Silver Corp., in Chihuahua State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (Membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Member # 20333)
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member #1450)
•	Association of Professional Geoscientists of Ontario (Member # 1522)
•	The Geological Association of Canada (Associate Member # A5975)
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 25 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Parral Project;

7)	I was one of the co-authors of the previous March, 2010, Micon Technical Report concerning the Parral Project;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver according to the definition described in National Instrument 43-101 and the Companion Policy 43-101 CP;

10)	I have read the NI 43-101 and this Technical Report has been prepared in compliance with the Instrument.

11)

I am responsible for the preparation of Sections 3 to 6, 8, 9, 10,15, 16, 18 and 21 of this Technical Report dated December 15, 2010, and entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico”.

Dated this 15th day of December, 2010

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this Technical Report on the Parral Project for Endeavour Silver Corp., in Chihuahua State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon- international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist in Ontario (membership # 1618) and in PEGNL (membership # 05662), a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions (membership # 400133/09) and am also a member of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395).

4)	I have worked as a mining, exploration and consulting geologist in the minerals industry for 30 years.

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin, lithium and tantalite projects (on and off mine), 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments, and 4 years as a consulting economic geologist.

6)	I visited the Parral Project from 22 to 23 June, 2010.

7)	I have had no prior involvement with the mineral property in question.

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Parral Project mineral property as described in Section 1.4 of NI 43-101.

10)	I have read NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of portions of Sections 1, 2 and 7; Sections 11 to 14 and 19 to 20 of this Technical Report dated December 15, 2010, and entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico”.

Dated this 15th day of December, 2010.

“Charley Z. Murahwi” {signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo. Pr.Sci.Nat., MAusIMM

CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As a co-author of the report on the Parral Silver Project of Endeavour Silver Corp., in Chihuahua State, Mexico, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwick, United Kingdom of Great Britain and Northern Ireland, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2)	I hold the following academic qualifications: M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993;

3)

I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645)

4)	I have worked as a geologist in the minerals industry for almost 15 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfil the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold, ferrous and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 9 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have visited Parral Silver Project in Mexico during 22 and 23rd June 2010;

7)	I have had no prior involvement with the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report referred to in Para 10 below contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as the term “Independent” is described in 5.1.4 of NI 43-101;

10)

I am responsible for the Micon audited resource estimate and related portions of sections 1, 14, 17, 17.7, 19 and 20 of this Technical Report dated December 15, 2010, entitled “NI 43-101 Technical Report, Audit of the Resource Estimate for the Parral Silver Project, Chihuahua State, Mexico.” I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101.

Dated this 15th day of December, 2010

“Dibya Kanti Mukhopadhyay”

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM (#225557)
Senior Mineral Resource Geologist,
Micon International Co. Limited

APPENDIX 1

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.

Ag	Silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained

Au	Gold.

B

Backfill	Waste material used to fill the void created by mining an orebody.

Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Base metal	Any non-precious metal (eg. copper, lead, zinc, nickel, etc.).

Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Block caving	An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential mineral deposit being sampled. Used to determine metallurgical characteristics.

Bullion	Metal formed into bars or ingots.

Byproduct	A secondary metal or mineral product recovered in the milling process.

C

Calcine	Name given to concentrate that is ready for smelting (i .e. the sulphur has been driven off by oxidation).

Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. Also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu	Copper.

Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré	Gold and silver bullion prior to refining, usually in bar form when processed at a mine.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E

Ejido	A local community of people who own the surface rights to an area of land

Endeavour Silver	Endeavour Silver Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50–200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or ore structure.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Grams per metric tonne.

Galena	Lead sulphide, the most common ore mineral of lead.

gpt	Grams per metric tonne.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	0.0321507 troy ounces.

H

Hangingwall	The rock on the upper side of a vein or ore deposit.

High grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

HQ	Drill core with a 63.5 millimetre diameter.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Kilometre(s). Equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m	Metre(s). Equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Concession

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineral Deposit	A mass of naturally occurring mineral material, e.g. metal ores or non metallic minerals, usually of economic value, without regard to mode of origin.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this Technical Report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the CIM Standards).

N

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101

National Instrument 43-101is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities.

NQ	Drill core with a 47.6 millimetre diameter.

O

Open Cut/Pit	A term sometimes used to differentiate mining workings which are excavated beneath the surface of the ground but remain exposed to the surface.

Ore	Mineralized material that can be extracted and processed at a profit.

Orebody	A term used to denote the mineralization contained within an economic mineral deposit.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by s3oil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

oz	Ounce

oz/t or opt	Ounces per metric tonne

P

Pb	Lead

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide- spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R

Raise	A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp	An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation	The restoration of a site after mining or exploration activity is completed.

Recovery Rate

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining	The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

S

Shaft	A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite	A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Stope	An area in an underground mine where ore is mined.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulfur and other metallic elements such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T

Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

t/m3	Tonnes per cubic metre.

t/d	Tonnes per day.

Tunnel	A horizontal underground opening, open to the atmosphere at both ends.

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hangingwall and footwall rocks of an orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z

Zn	Zinc.

Zone	An area of distinct mineralization.